2004


Pan American Bank


Pan American Bank


PANAMERICAN BANK
AT INTERNATIONAL POINT

2004 ANNUAL REPORT

WE VALUE OUR EMPLOYEES, CLIENTS AND SHAREHOLDERS

PAB

PANAMERICAN BANK

Bancorp

PERSONAL BANKING
BUSINESS BANKING
CONSUMER LOANS
COMMERCIAL LOANS
MORTGAGES
ONLINE BANKING

COMMERCIAL MORTGAGE LOANS/DEVELOPMENT LOANS

PanAmerican Bank's commercial real estate loans are ideal for long-term financing of investment, development and owner-occupied commercial property. These loans can be used for purchase money, construction or to refinance an existing mortgage. We have options for long-term permanent financing, interim construction financing or a combination of the two. Some of the features include:

- Fixed or variable interest rates tied to Prime, LIBOR, or Treasury Bills
- Up to 80% LTV ratios
- Terms of up to 15 years, amortizations up to 25 years
- Land acquisition, development and construction financing for homebuilders
- Construction and permanent financing of multi-family and commercial income-producing properties for developers, investors and owner/users (construction loans may be converted to mini-permanent loans following construction period)
- Mini-permanent financing to acquire or refinance multi-family, commercial income-producing, and owner/user properties
- Construction and mini-permanent loans to developers of affordable single- and multi-family housing communities and custom residential properties

PRIVATE LENDING

Whether you are looking to finance a home, business, luxury car, boat, or other substantial purchase, **PanAmerican Bank** offers its Private Clients creative financing alternatives to meet their unique financial situations. We approach lending from your point of view. No set-in-steel formulas. No frozen faces when your deal doesn't fit the mold. Flexibility is a given, because we know that every customer has different needs.

At **PanAmerican Bank** your loan request will receive personal attention by an experienced lender. We take the time to listen to your request, understand your needs and offer suggestions on how to best meet your financial needs. **PanAmerican Bank** is committed to providing the funds you need quickly and easily. Our loan products feature competitive interest rates, flexible terms, affordable monthly payments and local service. We can help you get the things you want and need. Count on us for competitive rates and—because **PanAmerican Bank** is locally managed—fast decisions. **PanAmerican Bank** is an Equal Credit Opportunity-Equal Housing Lender.

We are able to structure a variety of secured and unsecured facilities including:

- Personal loans
- Personal lines of credit
- Commercial lending
- Residential mortgage loans
- Home equity line of credit

ONLINE BANKING

PanAmerican Bank's Online Banking is a convenient way to access your accounts 24 hours per day, 7 days a week. And this service is FREE! Online Banking allows you to:

- View account balances and statements
- Transfer funds between accounts
- Download financial information to popular financial software
- Set up automatic transfers to other accounts or to pay **PanAmerican Bank** loans
- Balance your checkbook
- Pay your bills



Michael E. Golden
President & Chief Executive Officer

Dear Shareholders:

It is with great pleasure that I write our first annual letter to the shareholders of PanAmerican Bancorp, the parent company of PanAmerican Bank, as a publicly traded company.

2004 was a year of many significant accomplishments for your Bank such as:

- Completion of a $10 million IPO
- Listing on the American Stock Exchange
- Successful integration of the Gulf Bank of Miami assets and branches
- Consolidated profits for the last half of 2004
- Total assets grew over 100% to $191.5 million from $94.1 million
- Net loans increased 132% to $154 million from $66.2 million
- Book value per share increased 42% to $2.46 from $1.73

Our management team continues to excel and perform in a manner that has produced well above average results for your Bank. I believe that I have assembled a superior group of very talented individuals to manage the Bank and continue to look for and add high-quality growth-oriented individuals. With this winning team we can take your Bank to the next level of a mid-size community bank.

In the ensuing months since we released our results, we have made steady progress and feel that our aggressive 2005 goals remain attainable.

2005 Goals:

1. Increase our total assets to $265 million,
2. Increase total loans to $226 million,
3. Improve our net income to $2 million, or $0.16 per share, and
4. Increase our return on equity to 6%.

Our core goal is to continually increase shareholder value by providing consistent growth in revenues and profitability equal to the top quartile of our industry sector.

On behalf of our Board of Directors and management of PanAmerican Bank, I thank you for your continued support and trust.

Sincerely,

Michael E. Golden
President & Chief Executive Officer,
PanAmerican Bancorp

	2005 (first quarter)	2004	2003	2002
FOR THE YEAR				
Revenue	$ 3,509,000	$ 9,817,000	$ 5,586,000	$ 4,719,000
Net Income (Loss)	$ 602,000	$ (228,000)	$ (443,000)	$ (508,000)
Income (Loss) Before Loan Loss Provision	$ 745,000	$ 1,169,000	$ 535,000	$ (275,000)
Net Income (Loss) per Diluted Common Share	$ 0.06	$ (0.05)	$ (0.08)	$ (0.02)
AT YEAR END				
Total Assets	$208,887,000	$191,467,000	$94,100,000	$90,210,000
Loans Receivable	$166,794,000	$153,730,000	$66,197,000	$60,036,000
Deposit Liabilities	$162,747,000	$158,158,000	$80,133,000	$80,086,000
Shareholders' Equity	$ 26,633,000	$ 20,746,000	$ 9,847,000	$ 8,030,000
OTHER				
Book Value per Common Share	$ 2.60	$ 2.44	$ 1.73	$ 1.54

NET INCOME (LOSS)
in thousands of dollars



$800
600
400
200
0
-200
-400
-600
'02
'03
'04
Q1'05

TOTAL ASSETS
in millions of dollars



$250
200
150
100
50
0
'02
'03
'04
Q1'05

SHAREHOLDERS' EQUITY
in millions of dollars



$30
25
20
15
10
5
0
'02
'03
'04
Q1'05

LOANS RECEIVABLE
in millions of dollars



$200
150
100
50
0
'02
'03
'04
Q1'05

BOOK VALUE
per common share



$3.00
2.50
2.00
1.50
1.00
.50
0
'02
'03
'04
Q1'05

2004

PanAmerican Bank

Bancorp

ANNUAL REPORT 2004 FINANCIALS

WE VALUE OUR EMPLOYEES, CLIENTS AND SHAREHOLDERS

Table of Contents

Management's Discussion and Analysis of Financial Condition and Results of Operations

Forward Looking Statements

Statements included in this document, or incorporated herein by reference, that do not relate to present or historical conditions are "forward looking statements" within the meaning of that term in Section 27A of the Securities Act of 1933, as amended, and Section 21F of the Securities Exchange Act of 1934, as amended. Additional oral or written forward looking statements may be made by the Company from time to time, and such statements may be included in documents that are filed with the Securities and Exchange Commission. Such forward looking statements involve risks and uncertainties that could cause results or outcomes to differ materially from those expressed in the forward looking statements. Forward looking statements may include, without limitation, statements relating to the Company's plans, strategies, objectives, expectations and intentions and are intended to be made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Words such as "believes," "forecasts," "intends," "possible," "estimates," "anticipates," and "plans" and similar expressions are intended to identify forward looking statements. Among the important factors on which such statements are based are assumptions concerning the business environment in Broward, Miami-Dade and Palm Beach counties of Florida where the Bank operates, the availability of additional capital to help the Bank achieve the size necessary to achieve and sustain profitability, changes in interest rates, changes in the banking industry in general and particularly in the competitive environment in which the Bank operates, and changes in inflation.

Critical Accounting Policies

The Company's accounting policies are fundamental to understanding management's discussion and analysis of results of operations and financial condition. The Company has identified four policies as being critical because they require us to make judgments about matters that are inherently uncertain and because of the likelihood that materially different amounts would be reported under different conditions or using different assumptions. Our accounting for the allowance for loan losses is a critical policy that is discussed in detail in this section (see Earning Assets).

We test goodwill and other intangible assets for impairment annually. The test requires us to determine the fair value of our reporting units and compare the reporting units' fair value to its carrying value. The fair values of the reporting units are estimated using management valuation models. While management believes the sources utilized to arrive at the fair value estimates are reliable, different sources or methods could have yielded different fair value estimates. These fair value estimates require a significant amount of judgment. Changes in management's valuation of its reporting units may affect future earnings through the recognition of a goodwill impairment charge. At December 31, 2004 (our goodwill impairment testing date), the fair value of our reporting units was greater than their carrying value; therefore, goodwill was not impaired. If the fair value of our reporting units declines below the carrying amount we would have to perform the second step of the impairment test. This step requires us to fair value all assets (recognized and unrecognized) and liabilities in a manner similar to a purchase price allocation. This allocation will include core deposit intangible assets that are currently not recognized on our financial statements. These unrecognized assets may result in a significant impairment of goodwill.

The Company accounts for its business combinations based on the purchase method of accounting. The purchase method of accounting requires us to fair value the tangible net assets and identifiable intangible assets acquired. The fair values are based on available information and current economic conditions at the date of acquisition. The fair values may be obtained from independent appraisers, discounted cash flow present value techniques, management valuation models, quoted prices on national markets or quoted market prices from brokers.

These fair value estimates will affect future earnings through the disposition or amortization of the underlying assets and liabilities. While management believes the sources utilized to arrive at the fair value estimates are reliable, different sources or methods could have yielded different fair value estimates. Such different fair value estimates could affect future earnings through different values being utilized for the disposition or amortization of the underlying assets and liabilities acquired.

We record our securities available for sale in our statement of financial condition at fair value. We use market price quotes for valuation. Equity securities available for sale trade daily on various stock exchanges. The fair value of these securities in our statement of financial condition was based on the closing price quotations at period end. The closing quotation represents inter-dealer quotations without retail markups, markdowns or commissions and do not necessarily represent actual transactions. The number of shares that we own in some of these equity securities may be in excess of their average daily trading volume. As a consequence, we may not be able to realize the quoted market price upon sale. We adjust our equity securities available for sale to fair value monthly with a corresponding increase or decrease to other comprehensive income. Declines in the fair value of individual securities available for sale below their cost that are other than temporary result in write-downs of the individual securities to their fair value.

The Company, in consultation with the Audit Committee, has reviewed and approved these critical accounting policies.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS *(continued)*

Selected Consolidated Financial Data

(Dollars in Thousands)	2004	2003
Selected Consolidated Balance Sheet Data:		
Cash and cash equivalents	$ 5,214	$ 3,190
Investments	22,574	19,572
Loans, net	153,730	66,197
Total assets	191,467	94,100
Total deposits	158,158	80,133
Total shareholders' equity	20,746	9,847
Book value per common share	2.44	1.73
Selected Consolidated Statements of Operations Data:		
Net interest income	$ 6,519	$ 3,735
Provision for loan losses	1,397	978
Noninterest income	969	654
Noninterest expense	6,319	3,854
Net income (loss)	$ (228)	$ (443)
Basic and diluted loss per share	$ (0.05)	$ (0.08)
Selected Financial Ratios:		
Return on average assets	(0.14)%	(0.47)%
Return on average equity	(1.33)%	(4.65)%
Ratio of average equity to average assets	10.68%	10.16%

General

Our primary market and service area is Broward, Miami-Dade and Palm Beach counties where we operated six full-service banking offices during 2004. (We opened our newest branch office in Boynton Beach, Florida in March 2005). We have grown significantly in 2004. On February 17, 2004, we purchased certain assets and assumed certain liabilities of Gulf Bank of Miami, Florida. We purchased approximately $42 million of loans, and assumed approximately $70 million of liabilities and received $28 million in cash which was reduced by the fixed assets and purchase price of approximately $4 million. Additionally we assumed three Gulf Bank leases in Miami-Dade County, Florida.

Since the transaction, we have pursued a growth strategy, increasing our level of earning assets, primarily through increases in the loan portfolio by concentrating on the origination of high-quality commercial loan products, by competitively pricing deposit products to maintain the interest rate spread, and by increasing the level of capital in support of this growth. The periodic addition of new capital to support business growth is a core component required to permit the Company to realize growth plans. In May 2004 the Company completed a public offering of 2 million units at a price of $4.75 per unit. Each unit consisted of one common share and two Class D common stock purchase warrants. This offering was supplemented with completion of smaller private placement offerings in June 2004. Collectively the Company received net proceeds of $11.2 million from these common share offerings. The Company is committed to raising additional capital as required to meet business growth requirements and maintain the Bank's status as a "well" capitalized financial institution. The Bank's capital exceeded statutory guidelines at December 31, 2004. There were no dividends declared in the years ended December 31, 2004 and 2003.

During 2005 we intend to continue to expand our business through internal growth as well as through the select acquisition of the assets and assumption of deposits of other banks if and when opportunities are identified. We will also seek to acquire other community banks in South Florida subject to favorable pricing considerations. We will continue to grow internally by opening new branches, adding to our loan portfolio and bringing in new deposits. We also intend to grow our capital base on a continuing basis as it is part of our business strategy of maintaining a "well" capitalized position. We will pursue this business strategy while managing asset quality.

As of December 31, 2004, the Company had total assets of $191.5 million, loans of $153.7 million, deposits of $158.2 million and shareholders' equity of $20.7 million. Average total assets increased in 2004 by $66.7 million from 2003 due to management's efforts to grow the Bank. Capital growth commensurated with the overall growth of the Bank. The average equity to average assets ratio increased to 10.68% in 2004 from 10.16 % in 2003.

The Holding Corporation's results of operations are primarily dependent upon the results of operations of the Bank. The Bank conducts a commercial banking business which consists of, in very general terms, attracting deposits from the general public and applying a majority of these funds (typically 75% to 90%) to the origination of commercial loans to small businesses, consumer loans, and secured real estate loans in its local trade area of South Florida. The balance (approximately 10% to 25%) is generally held in cash and invested in government guaranteed—investment grade securities.

Our profitability depends primarily on generating sufficient net interest income (the difference between interest income received from loans and investments and the interest expense incurred on deposits and borrowings) to offset our operating expenses. Any excess thereof is pre-tax profit earned by the Bank. The careful balance sought between the interest rate earned and frequency of rate changes, as that balance relates to that interest rate paid to the Bank's deposit base, determines the nature and extent to which the Bank may be profitable. For example, if the income generated by our net interest income plus non-interest income is in excess of our operating expenses and loan loss reserves, we should be operating profitably.

Noninterest income consists primarily of service charges and fees on deposit accounts. Noninterest expenses consist primarily of personnel compensation and benefits, occupancy and related expenses, data processing costs, deposit insurance premiums paid the FDIC, as well as other operating expenses.

One of our strategies to maintain current profits of the Bank is to control our operating expenses. Our goal is to control the growth of operating expenses at a slower rate than the rate at which we grow our revenues. To accomplish this goal, management continues to analyze our operations to find areas where costs can be reduced through greater efficiency or through renegotiated contracts. We have been reducing the net loss since 2001. Our net loss was $228,000 for 2004 as compared to losses of $443,000 and $508,000 for 2003 and 2002. Earnings in 2004 were negatively impacted by the provision for loan losses of $1.4 million. Management believes that as a result of focused efforts to control credit quality and operating expenses, and to maintain our net interest margin, will result in profits in future years.

Earning Assets

A primary strategy of the Company continues to be to increase our level of earning assets as they relate to operating expenses in order to improve our profitability. We are pursuing a growth strategy by increasing our level of earning assets, primarily through increases in loan origination in our communities and by increasing the level of capital in support of this growth. Interest-earning assets, which consist of loans, investments, federal funds sold, and Federal Reserve Bank Stock, totaled $176.3 million at December 31, 2004, a $90.5 million, or 105%, increase from $85.8 million at December 31, 2003.

Lending Activities

Our principal lending areas have been defined as all census tracts within the tri-county area of Palm Beach, Broward and Miami-Dade counties, Florida. Our customers are predominantly small to medium-sized businesses, individual investors and consumers. Collateralized loans, the most common of which follow, are extended on similar terms to all of the Bank's customers and have an inherent degree of risk:

- Cash-secured loans as well as loans guaranteed by agencies of the United States Government represent a nominal level of risk.
- Loans secured by marketable securities represent a low degree of risk.
- Commercial and residential real estate loans, including construction and land development loans, represent a moderate degree of risk.
- Loans secured by automobiles, boats and equipment represent a moderate to medium level of risk to the Bank.
- Unsecured loans represent a high level of risk to the Bank.

As a significant part of our growth strategy, we are increasing our efforts to develop new business relationships and are increasing our marketing efforts. Typically, we seek commercial lending relationships with customers borrowing up to $5.0 million. Our legal lending limit for secured and unsecured loans was $5.1 million and $2.4 million as of December 31, 2004 and 2003. New capital growth from a planned share offering during 2005 should increase our legal lending limit which will allow us to meet the loan needs of larger customers. We also have approximately 23 participating loans with other banks, which total approximately $5.8 million as of December 31, 2004.

Scheduled contractual principal repayments of loans do not reflect the actual life of such assets. The average life of a loan is substantially less than its contractual terms because of prepayments. In addition, due-on-sale clauses on mortgage loans generally give us the right to declare loans immediately due and payable in the event, among other things, that the borrower sells the real property subject to the mortgage and the loan is not repaid. The average life of loans tends to increase, however, when current loan market rates are substantially higher than rates on existing loans and, conversely, decrease when rates on existing loans are substantially higher than current loan market rates.

The Bank extends credit with terms, rates and fees commensurate with those in its market place for like types of credit. Loan maturities may positively or negatively impact the Bank's GAP position and, ultimately, its profitability.

Loan Solicitation and Processing. Loan applicants come primarily through the efforts of our loan officers who seek out existing customers, referrals by realtors, previous and present customers of the Bank, business acquaintances, and walk-ins. Upon receipt of a loan application from a prospective borrower, a credit report and other data are obtained to verify specific information relating to the loan applicant's employment, income and credit standing. On mortgage loans, an appraisal of the real estate offered as collateral generally is undertaken by an independent fee appraiser certified by the State of Florida.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS *(continued)*

Commercial Real Estate Loans. Our primary lending focus is making commercial mortgage loans to finance the purchase of real property, which generally consists of developed real estate. Our commercial mortgage loans are generally secured by first liens on real estate, and typically have variable rates and amortize over a 15- to 25-year period, with balloon payments due at the end of five to ten years. At December 31, 2004, commercial mortgage loans represented 74% of the total loan portfolio compared to 50% at December 31, 2003. The average balance of commercial mortgage loans was $79.3 million for 2004 and $36.4 million for 2003. Income from these loans totaled $5.6 million and $2.5 million for 2004 and 2003.

Commercial Loans. Another lending focus of the Bank is to small and medium-sized businesses in a variety of industries. We make a broad range of short- and medium-term commercial lending products available to businesses, including working capital lines, purchases of machinery, and business expansion (including acquisition of real estate and improvements). At December 31, 2004, commercial loans represented 18% of the total loan portfolio compared to 31% at December 31, 2003. The average balance of commercial loans was $25.5 million for 2004 and $21.1 million for 2003. Income from these loans totaled $1.6 million and $1.3 million for 2004 and 2003.

Consumer Lending. We offer a variety of loan and deposit products and services to retail customers through our branch network. Loans to retail customers include residential mortgage loans, home equity loans and lines of credit, automobile loans, and other personal loans. At December 31, 2004, residential mortgage loans represented 6% of the total loan portfolio compared to 12% at December 31, 2003. The average balance of residential mortgage loans was $8.1 million for 2004 and $2.9 million for 2003. Income from these loans totaled $484,000 and $207,000 for 2004 and 2003. At December 31, 2004, consumer, home equity and installment loans represented 2% of the total loan portfolio compared to 7% at December 31, 2003. The average balance of consumer, home equity and installment loans was $3.9 million for 2004 and $4.9 million for 2003. Income from these loans totaled $309,000 for 2004 and $317,000 for 2003.

Loan Maturity Schedule. The following schedule sets forth the time to contractual maturity of our loan portfolio at December 31, 2004. Loans which have adjustable rates and fixed rates are all shown in the period of contractual maturity. Demand loans, loans having no contractual maturity and overdrafts are reported as due in one year or less.

(In Thousands)	Total	One Year or Less	One to Five Years	Over Five Years
Commercial	$ 28,447	$16,661	$10,583	$ 1,203
Commercial real estate	115,168	21,183	46,503	47,481
Residential real estate	8,663	1,120	2,791	4,753
Consumer, home equity and installment	3,219	369	1,998	853
Other	269	269		
	155,766	$39,602	$61,874	$54,290
Deferred loan costs	(358)			
	$155,408			

At December 31, 2004, fixed rate loans due after one year are approximately $53.9 million and adjustable rate loans due after one year are approximately $18.6 million.

Asset Quality. Our management seeks to maintain a high quality of assets through conservative underwriting and sound lending practices. The earning asset portfolio (exclusive of investment securities) is generally split into five categories, four of which are types of loans, and the fifth is other which includes overdrafts. Loan concentrations are defined as loans outstanding that are segregated into similar collateral types and/or nature of cash flow income generation, which may cause a correspondingly similar impact with a particular economic or other condition. We routinely monitor these concentrations in order to make necessary adjustments in lending practices that most clearly reflect the economic conditions and trends, loan ratios, loan covenants, asset valuations, and industry trends.

Displayed below are the percentages of the gross loan portfolio as of December 31, 2004 and 2003:

Loan Distribution	2004	2003
Commercial	18%	31%
Commercial real estate	74%	50%
Residential real estate	6%	12%
Consumer, home equity, installment and other	2%	7%

In an effort to maintain the quality of the loan portfolio, management seeks to minimize higher risk loans. In view of the relative significance of real estate related loans, a downturn in the value of real estate property could have an adverse impact on profitability. As part of our loan policy and loan management strategy, we typically limit our loan-to-value ratio to a maximum of 50% to 80% depending on the type of real property being secured. The use of qualified third-party state-certified appraisers for property valuations, and property inspections by knowledgeable bank officials help mitigate real property loan risks.

The Loan and Discount Committee of the Board of Directors of the Bank concentrates its efforts and resources and that of its senior management and lending officers on loan review and underwriting procedures and standards. Internal controls include ongoing reviews of loans made to monitor documentation and ensure the existence and valuations of collateral, early detection of loan degradation, and regional economic conditions.

Regulatory Classification of Assets. Generally, interest on loans is accrued and credited to income based on the outstanding balance of the contract obligations of each loan or receivable contract. It is our policy to discontinue the accrual of interest income and classify loans or assets as nonaccrual when principal or interest is past due 90 days or more and/or the loan is not properly and/or adequately collateralized, or if in the belief of the Bank's management, principal and/or interest is not likely to be paid in accordance with the terms of the obligation and/or documentation. As of December 31, 2004 and 2003, delinquent loans greater than 30 and less than 90 days totaled $544,000 and $672,000; and classified loans totaled $2.1 million and $1.7 million.

Foreclosed Assets. Assets acquired as a result of foreclosure or by deed-in-lieu of foreclosure are classified as other real estate owned, or OREO, if real estate, or in other assets, if other property, until they are sold. When property is acquired, it is initially recorded at fair value at date of acquisition. Subsequent to foreclosure, foreclosed assets are carried at the lower of the carrying amount or fair value, less estimated selling costs. The Bank held no other real estate owned and repossessions at December 31, 2004 and 2003.

Nonperforming Assets. Nonperforming assets consist of loans that are past due 90 days or more which are still accruing interest, loans on nonaccrual status and other real estate owned and other foreclosed assets. The following table sets forth information with respect to nonperforming assets identified by the Bank at December 31, 2004 and 2003.

(Dollars in Thousands)	2004	2003
Nonaccrual loans		
Real estate	$ 20	$798
Commercial	121	—
Accrual loans—past due 90 days or more		
Real estate	–	—
Installment	–	—
Restructured loans	–	20
Other real estate owned and repossessions	–	—
Total nonperforming assets	$141	$818

Allowance for Loan Losses. Our allowance for loan losses represents management's estimate of probable losses inherent in the loan portfolio at the balance sheet date. Allocation of the allowance is made for analytical purposes only, and the entire allowance is available to absorb probable and estimable credit losses inherent in the portfolio. Additions to the allowance may result from recording provisions for loan losses or loan recoveries, while charge-offs are deducted from the allowance.

Process to Determine the Adequacy of the Allowance for Loan Losses. We have an established process to determine the adequacy of the allowance for loan losses that relies on a number of analytical tools and benchmarks to arrive at a range of probable outcomes. No single statistic or measurement, in itself, determines the adequacy of the allowance. For analytical purposes, the allowance consists of two components, allocated and unallocated.

To arrive at the allocated component of the allowance, we combine estimates of the allowances needed for loans analyzed individually and loans analyzed on a pooled basis. The determination of the allocated allowance for portfolios of commercial and real estate loans involves the use of a continuous and standardized loan grading process in combination with a review of larger individual higher-risk transactions. In the case of significant loans without identified credit weaknesses, the loss factors are estimated using a combination of the average loss experience of our own portfolios and external industry data. In addition, we analyze nonperforming loans over $100,000 individually for impairment using a cash flow or collateral based methodology. Calculated impairment is included in the allocated allowance unless impairment has been recognized as a loss.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS *(continued)*

In the case of homogeneous portfolios, such as consumer loans and leases, residential mortgage loans, and some segments of small business loans, the determination of the allocated allowance is conducted at an aggregate, or pooled, level. For such portfolios, the risk assessment process includes comparing the pooled amounts to the average loss experience of our own portfolios and external industry data.

The determination of the level of the allowance and, correspondingly, the provision for loan losses, rests upon various judgments and assumptions, including: (1) management's evaluation of credit risk related to both individual borrowers and pools of loans, (2) loan portfolio composition (3), prior loan loss experience, (4) general economic conditions, and (5) observations derived from our ongoing internal audit and examination processes and those of our regulators.

The process of determining the allowance requires us to forecast losses on loans in the future which are highly uncertain and require a high degree of judgment; and is impacted by regional, national and global economic trends, and different assumptions regarding "reasonably possible" future economic conditions could have been used and would have had a material impact on the provision for loan losses and on the consolidated results of operations.

We have a detailed system of procedures to ensure complete analysis of all factors pertinent to the evaluation of the adequacy of our loan loss reserve. The evaluation process includes analyzing general conditions in the local, regional and national economy as well components within the portfolio itself to include: portfolio composition, concentrations, delinquencies and nonaccruals, classified assets, nonperforming assets and gross and net loan balances. In computing the adequacy of the loan loss reserve, our management employs the following methodology:

General Reserves: The methodology used in establishing general reserves is based on a broad risk analysis of the portfolio. All significant portfolio segments, including concentrations, are analyzed. The amount of the general allocation is based upon a statistical analysis that derives appropriate formulas, which are adjusted by management's subjective assessment of current and future conditions. The determination includes an analysis of loss and recovery experience in the various portfolio segments over at least the most recent four quarters. Results of the historical loss analysis are adjusted to reflect current and anticipated conditions. We currently utilize the following formula in determining our general reserves:

- Total non-classified loans with a risk grade of nominal to low carry no required general reserve.
- Total non-classified loans with a risk grade of moderate to high carry a required general reserve of one percent.
- Total loans classified as "substandard," and not considered to be significant commercial and industrial loans, carry a required general reserve of 15 percent.
- Total loans classified as "doubtful," and not considered to be significant commercial and industrial loans, carry a required general reserve of 50 percent.
- Total loans classified as "loss" carry a required general reserve of 100 percent.

Specific Reserves: All significant commercial and industrial loans classified as either "substandard" or "doubtful" are reviewed at the end of each period to determine if a specific reserve is needed for that credit. The determination of a specific reserve for an impaired asset is evaluated in accordance with Statement of Financial Accounting Standards ("SFAS") No. 114, and a specific reserve is very common for significant credits classified as either "substandard" or "doubtful." The establishment of a specific reserve does not necessarily mean that the credit with the specific reserve will definitely incur loss at the reserve level. It is only an estimation of potential loss based upon anticipated events.

Allowance for Loan Loss Activity. The allowance for loan loss as of December 31, 2004 was $1.7 million as compared to $738,000 at December 31, 2003. Through the normal review of the allowance for loan losses, management determined additional provision was required due to a growth of the loan portfolio during 2004.

Activity in the allowance for loan losses for the years ended December 31, 2004 and 2003 was as follows:

(Dollars in Thousands)	2004	2003
Balance, beginning	$ 738,147	$ 747,750
Amounts charged off:		
Commercial loans	(1,083,848)	(823,479)
Consumer loans	(11,908)	(72,835)
Real estate loans	-	(154,543)
Recoveries of amounts charged off:		
Commercial loans	159,609	47,784
Consumer loans	21,191	10,913
Real estate loans	-	4,491
Net (charge-offs) recoveries	(914,956)	(987,669)
Provision for loan losses	1,397,000	978,066
Acquisition related adjustment (1)	458,000	—
Balance, ending	$ 1,678,191	$ 738,147
Ratio of net (charge-offs) recoveries to average loans outstanding during the period	(0.06)%	(1.51)%

(1) This adjustment is the allowance required on acquisition of loans from the Gulf Bank transaction.

Management has conducted a thorough review of loans in the portfolio in 2004. After careful review of the Business Manager product, management decided the product did not fit well with our current product mix. Phase out of the product was completed in the first quarter of 2004, and the Company charged off approximately $582,000 of Business Manager loans in 2004. In addition management charged off a further $514,000 of loans for which it was determined that the borrower had insufficient ability to repay. Management believes that the inherent risks in the loan portfolio have been better identified. Impaired loans totaled $2,057,250 at December 31, 2004 compared to $1,719,965 at December 31, 2003. Nonperforming assets totaled $141,000 at December 31, 2004 as compared to $818,000 at December 31, 2003. Due to the extensive review and action taken on 2004, management believes that the asset quality in the loan portfolio is high and that the allowance for loan loss is adequate in relation to the overall loan portfolio.

The following table sets forth the composition of the allowance for loan losses by type of loan at December 31, 2004 and 2003. The allowance is allocated to specific categories of loans for statistical purposes only, and may be applied to loan losses incurred in any loan category.

	2004		2003	
	Amount of Allowance	Percentage of Loans to Gross Loans	Amount of Allowance	Percentage of Loans to Gross Loans
Commercial and industrial loans	$ 302,074	18%	$250,970	34%
Commercial real estate loans	1,241,851	74%	413,362	56%
Residential real estate loans	100,692	6%	29,526	4%
Consumer and installment loans	33,564	2%	44,289	6%
Total allowance for loan losses	$1,678,191	100%	$738,147	100%

Investment Activities

The Bank is permitted under federal and state law to invest in various types of liquid assets, including U.S. Treasury obligations, securities of various federal agencies and of state and municipal governments, deposits at the Federal Home Loan Bank, certificates of deposit (known as CDs) of federally insured institutions, certain bankers' acceptances and federal funds. Subject to various restrictions, we may also invest a portion of our assets in commercial paper and corporate debt securities. As a Federal Reserve Bank member bank, we are required to maintain an investment in Federal Reserve Bank stock. We are also members of the Federal Home Loan Bank and are required to maintain an investment in Federal Home Loan Bank stock. Under state and federal regulations, a certain amount of our investments must be liquid in nature.

SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," requires the investments be categorized as "held to maturity," "trading securities" or "available for sale," based on management's intent as to the ultimate disposition of each security. SFAS No. 115 allows debt securities to be classified as "held to maturity" and reported in financial statements at amortized cost only if the reporting entity has the positive intent and ability to hold those securities to maturity. Securities that might be sold in response to changes in market interest rates, changes in the security's prepayment risk, increases in loan demand, or other similar factors cannot be classified as "held to maturity." Debt and equity securities held for current resale are classified as "trading securities." Such securities are reported at fair value, and unrealized gains and losses on such securities would be included in earnings. Debt and equity securities not classified as either "held to maturity" or "trading securities" are classified as "available for sale." Such securities are reported at fair value, and unrealized gains and losses on such securities are excluded from earnings and reported as a net amount in a separate component of equity.

A committee consisting of Bank officers and Directors determines appropriate investments in accordance with the Board of Directors' approved investment policies and procedures. Our investment policies generally limit investments to U.S. Government and agency securities, municipal bonds, certificates of deposit, marketable corporate debt obligations, mortgage-backed securities and certain types of mutual funds. Our investment policy does not permit engaging directly in hedging activities or purchasing high risk mortgage derivative products. Investments are made based on certain considerations, which include the interest rate, yield, settlement date and maturity of the investment, our liquidity position, and anticipated cash needs and sources (which in turn include outstanding commitments, upcoming maturities, estimated deposits and anticipated loan amortization and repayments). The effect that the proposed investment would have on our credit and interest rate risk and risk-based capital is also given consideration during the evaluation.

Mortgage-backed securities (which also are known as mortgage participation certificates or pass-through certificates) typically represent a participation interest in a pool of single-family or multi-family mortgages. The principal and interest payments on these mortgages are passed from the mortgage originators, through intermediaries (generally U.S. Government agencies and government sponsored enterprises) that pool and resell the participation interests in the form of securities, to investors such as the Company. Such U.S. Government agencies and government sponsored enterprises, which guarantee the payment of principal and interest to investors, primarily include Freddie Mac, Fannie Mae and the Government National Mortgage Association. Mortgage-backed securities typically are issued with stated principal amounts, and the securities are backed by pools of mortgages that have loans with interest rates that fall within a specific range and have varying maturities. Mortgage-backed securities generally yield less than the loans that underlie such securities because of the cost of payment guarantees and credit enhancements. In addition, mortgage-backed securities are usually more liquid than individual mortgage loans and may be used to collateralize certain of our liabilities and obligations. These types of securities also permit us to improve our regulatory capital because they have low risk capital weighting.

Securities Portfolio. Our investment securities portfolio consists of high-quality securities. The maturity distribution of the securities portfolio is reflected in the following table (except for mutual funds that have no fixed maturity date). The average yield for our investment portfolio increased to 3.89% at December 31, 2004 from 3.32% at December 31, 2003 as market interest rates climbed incrementally during the year.

Maturities of Investment Securities at December 31, 2004

	One Year or Less		Through Five Years		Through Ten Years		After Ten Years		Total	
(Dollars in Thousands)	Carrying Value	Weighted Average Yield	Carrying Value	Weighted Average Yield	Carrying Value	Weighted Average Yield	Carrying Value	Weighted Average Yield	Carrying Value	Weighted Average Yield
Corporate Bonds, Preferreds & REITs:										
Held to maturity	$—	—%	$ 258	4.01%	$ —	—%	$ —	—%	$ 258	4.01%
Available for sale	—	—	—	—	—	—	249	4.87	249	4.87
Mortgage-backed Securities:										
Held to maturity	—	—	—	—	—	—	2,402	4.49	2,402	4.49
Available for sale	—	—	—	—	19	7.00	—	—	19	7.00
U.S. Government Agencies:										
Held to maturity	—	—	11,132	3.76	2,000	3.25	—	—	13,132	3.68
Available for sale	—	—	—	—	—	—	—	—	—	—
Mutual funds	—	—	—	—	—	—	—	—	5,356	3.04
Total	$—	—%	$11,390	3.76%	$2,019	3.28%	$2,651	4.52%	$21,416	3.89%

Valuation of Securities. We record our securities available for sale in our statement of financial condition at fair value. We use market price quotes for valuation. Equity securities available for sale trade daily on various stock exchanges. The fair value of these securities in our statement of financial condition was based on the closing price quotations at period end. The closing quotation represents inter-dealer quotations without retail markups, markdowns or commissions and do not necessarily represent actual transactions. The number of shares that we own in some of these equity securities may be in excess of the securities average daily trading volume. As a consequence, we may not be able to realize the quoted market price upon sale. We adjust our equity securities available for sale to fair value monthly with a corresponding increase or decrease to other comprehensive income. Declines in the fair value of individual securities available for sale below their cost that are other than temporary result in write-downs of the individual securities to their fair value.

At December 31, 2004, the fair value and net unrealized loss associated with our securities available for sale was $5.6 million and $129,000, respectively.

Liquidity. The Bank is required by Florida law to maintain an average daily balance of specified liquid assets equal to a daily amount of not less than 15% of our total transaction accounts plus 8% of our total time deposits. Liquid assets include cash, items due from Federal Reserve, money market funds, U.S. Government agency investments, U.S. Treasuries, and federal funds sold. The Bank's liquidity ratio at December 31, 2004 and 2003 exceeded the regulatory requirements. We have never been subject to monetary penalties for failure to meet liquidity requirements.

The principal sources of liquidity and funding are generated by the operations of the Bank through our diverse deposit base, loan participations and other asset/liability measures. For banks, liquidity represents the ability to meet loan commitments, withdrawals of deposit funds, and operating expenses. The level and maturity of deposits necessary to support the lending and investment activities are determined through monitoring loan demand and through its asset/liability management process. Considerations in managing the liquidity position include scheduled cash flows from existing assets, contingencies and liabilities, as well as projected liquidity conducive to efficient operations and are continuously evaluated as part of the asset/liability management process. Historically, we have increased our level of deposits to allow for our planned asset growth. The level of deposits is influenced by general interest rates, economic conditions and competition, among other things. South Florida is a fast growing area with intense competition from other financial service providers. Management has found that adjusting pricing, or introducing new products, produces increased deposit growth. Adjusting the rate paid on money market accounts can quickly adjust the level of deposits. Our management believes that the Bank is currently operating in a stable environment. The addition of deposits and cash from Gulf Bank has provided additional liquidity.

In 2004 we became members of the Federal Home Loan Bank. We have begun to access this vehicle to add a new source of liquidity to our business. At December 31, 2004, we had $8.0 million of Federal Home Loan Bank advances to assist in funding our loan portfolio growth. Our liquidity at December 31, 2004, consisted of $6.2 million in cash and cash equivalents and $5.6 million in available for sale investments, for a total of $11.8 million, compared to a total of $11.1 million at year-end 2003, an increase of approximately $700,000, or 6.3%.

If additional liquidity is needed, the Bank has established a correspondent banking relationship with Independent Bankers Bank of Lake Mary, Florida. This relationship provides the Bank with the ability to borrow from a secured line-of-credit to supplement liquidity up to the amount of $2.5 million. Interest is calculated on any outstanding balance at the prevailing market federal funds rate. There is no monthly fee for this account. We also have the ability to sell investments from our portfolio under a repurchase agreement with this correspondent bank. In addition, we have applied for a $3 million unsecured line-of-credit at Independent Bankers Bank in order to meet unusual liquidity demands.

Other Services

In November 2003, the Bank and the Holding Company entered into a financial service Networking Arrangement with Franklin National Financial Group, Inc. and Franklin National Financial Group, LLC, a registered securities broker-dealer with the National Association of Securities Dealers ("NASD") along with Franklin National Financial Services, LLC. This arrangement allows for us to offer our customers full financial services such as: execution of stock and bond trades, mutual funds, money management, asset allocation, insurance products, fixed and variable annuities, investment banking services, IRAs and other financial products that will benefit our customers. The Networking Arrangement has been undertaken in accordance with the rules of the SEC governing arrangements between state-chartered banks and registered securities broker-dealers.

Liabilities and Stockholders' Equity

The liability side of the balance sheet has great significance to the profitable operation of a bank. Deposits are the major source of the Bank's funds for lending and other investment activities. Deposits are attracted principally from within our primary market area through the offering of a broad variety of deposit instruments including checking accounts, money market accounts, regular savings accounts and certificates of deposit. Maturity terms, service fees and withdrawal penalties are established by the Bank on a periodic basis. The determination of rates and terms is predicated on funds acquisition and liquidity requirements, rates paid by competitors, growth goals and federal regulations.

Deposits and loan repayments are the major sources of our funds for lending and other investment purposes. Scheduled loan repayments are a relatively stable source of funds, while deposit inflows and outflows and loan prepayments are influenced significantly by general interest rates and money market conditions. The Bank may use borrowings through correspondent banks on a short-term basis to compensate for reductions in the availability of funds from other sources. The Bank maintains a membership with the Federal Home Loan Bank which acts as an alternate source for borrowing as needed. Periodically the Bank may purchase broker deposits to supplement deposits gathered through the branch network in order to fund loans as required.

Deposit Accounts

Deposits are attracted from within our market area and substantially all of our depositors are residents of the State of Florida. Deposit services for personal and business customers include a variety of checking accounts which include interest-earning, low-cost checking, and senior checking. Savings accounts are also offered. Low-cost demand and savings deposits represent an important part of the deposit mix for the Bank which has historically maintained satisfactory levels of this type of deposits, because of our policy of relationship banking. Money market accounts are priced competitively within our market area of Palm Beach, Broward, and Miami-Dade counties. Our management can attract new deposits or reduce deposit levels as needed by adjusting the interest paid on such accounts, which are very liquid. The Bank also offers a wide variety of terms and rates for certificates of deposit as needed to attract funds and match competitors. The primary factors in the competition for deposits are interest rates, personalized services, the quality and range of financial services, convenience of office locations and office hours. Competition for deposits comes primarily from other commercial banks, savings associations, credit unions, money market mutual funds and other investment alternatives. Consumers have access to ATMs, safe deposit boxes, direct deposit and on-line banking services. In addition, businesses can use the Bank's merchant credit card program.

In determining the terms of its deposit accounts, we consider current market interest rates, profitability to the Bank, matching deposit and loan products and our customer preferences and concerns. We currently offer certificates of deposit for terms not exceeding 60 months. As a result, we believe that we are better able to match the repricing of our liabilities to the repricing of our loan portfolio. Our management reviews our deposit mix and pricing weekly. From time to time we supplement our CD levels by purchasing them through a brokerage facility. At December 31, 2004, we had $12.9 million of deposits outstanding that had been facilitated through brokerage relationships.

Deposit Insurance. Our deposit accounts are insured by the FDIC up to a maximum of $100,000 per insured depositor. The FDIC issues regulations, conducts periodic examinations, requires the filing of reports and generally supervises the operation of its insured banks. Any insured bank which is not operated in accordance with or does not conform to FDIC regulations, policies and directives may be sanctioned for non-compliance. Proceedings may be instituted against any insured bank or any director, officer, or employee of such bank engaging in unsafe and unsound practices, including the violation of applicable laws and regulations. The FDIC has the authority to terminate insurance of accounts pursuant to procedures established for that purpose.

As an FDIC-insured institution, we are subject to insurance assessments imposed by the FDIC. Under current law, the insurance assessment to be paid by insured institutions shall be as specified in a schedule required to be issued by the FDIC that specifies, at semiannual intervals, target reserve ratios designed to increase the FDIC insurance fund's reserve ratio as it relates to estimated insured deposits (a ratio as the FDIC may determine in accordance with the statute). Further, the FDIC is authorized to impose one or more special assessments in any amount deemed necessary to enable repayment of amounts borrowed by the FDIC from the United States Department of the Treasury.

The FDIC insurance is based on a risk-based assessment schedule based on an institution's average assessment base. The actual assessment to be paid by each FDIC-insured institution is based on the institution's assessment risk classification, which is determined based on whether the institution is considered "well-capitalized," "adequately capitalized" or "undercapitalized," as such terms have been defined in applicable federal regulations adopted to implement the prompt corrective action provisions of the Federal Deposit Insurance Corporation Insurance Act ("FDICIA"), and whether such institution is considered by its supervisory agency to be financially sound or to have supervisory concerns. The Bank is considered "well-capitalized."

Deposit Balances and Rates. The following table sets forth the average balances of the deposit portfolio of the Bank for the years ending December 31, 2004 and 2003. Our management views the deposit base as a good core deposit base that is stable and improving. Noninterest-bearing transaction accounts are on a demand basis, and as such, balances continually fluctuate.

	2004			2003		
(Dollars in Thousands)	Average Balance for the Year	Weighted Average Rate	% of Deposits	Average Balance for the Year	Weighted Average Rate	% of Deposits
Noninterest-bearing accounts	$ 36,006	0.00%	26%	$17,328	0.00%	21%
Interest-bearing accounts:						
NOW accounts	7,877	0.50%	6%	5,308	0.66%	7%
Money market deposit	18,513	1.18%	14%	28,490	0.98%	35%
Savings accounts	5,770	0.88%	4%	1,747	0.50%	2%
Time deposits	68,977	2.57%	50%	28,578	2.49%	35%
Total deposits	$137,143			$81,451		

The time remaining to maturity of certificates of deposit in amounts of $100,000 or more as of December 31, 2004 and 2003 is as follows:

	At December 31,	
(In Thousands)	2004	2003
Three months or less	$17,023	$ 2,611
Over three through six months	7,391	12,917
Over six through twelve months	11,701	2,211
Over twelve months	10,459	5,717
	$46,574	$23,456

International Banking Facility. The Bank has received regulatory approval to operate an International Banking Facility. An International Banking Facility is not a physical banking presence. Rather, an International Banking Facility is a separate set of books and records of the Bank used to record certain assets and liabilities made outside the United States. International Banking Facilities are entitled to obtain demand and time deposits which are not insured by the FDIC. An International Banking Facility is also authorized to extend credit. Customers of an International Banking Facility are limited to foreign-domiciled customers or customers domiciled in Puerto Rico and U.S. territories. We have chosen not to engage in international banking at this time.

Correspondent Relationships. Correspondent banking involves one bank providing services to another bank which cannot provide that service itself for economic or organizational reasons. The Bank purchases correspondent services offered by larger banks, including check collections, purchase of federal funds, security safekeeping, investment services, coin and currency supplies, overline and liquidity loan participations, and sales of loans to or loan participations with correspondent banks. The Bank also sells loan participations to correspondent banks with respect to loans which exceed the Bank's lending limit.

The Bank has an established correspondent relationship with Independent Bankers Bank of Lake Mary, Florida with respect to the foregoing services. As compensation for services provided by a correspondent, we maintain certain balances with the correspondent in noninterest-bearing accounts. Such compensating balances are not considered significant to our operations.

Borrowings. We have the ability to borrow from our correspondent bank to supplement our supply of lendable funds and to meet deposit withdrawal requirements. Advances are made pursuant to limitations on the amount of advances and are based on the financial condition of the member institution as well as the value and acceptability of collateral pledged.

In addition, we pledge securities to secure repurchase agreements. Additional details regarding securities sold under agreements to repurchase for 2004 and 2003 are as follows:

(Dollars in Thousands)	2004	2003
Maximum amount outstanding at any month-end	$2,466	$3,249
Average balance for the year	2,453	2,441
Average interest rate	0.73%	0.51%
Average interest rate paid at year end	1.68%	0.42%

In August 2004, the Bank was accepted into membership of the Federal Home Loan Bank of Atlanta. At that time we assumed $3.0 million of advances previously issued to Gulf Bank. The Bank had increased the outstanding borrowings from Federal Home Loan Bank to $8.0 million at year end.

Equity and Capital Resources. We are subject to various regulatory capital requirements administered by federal and state banking authorities. Failure to meet minimum capital requirements can initiate certain mandatory and possible additional discretionary actions by regulators that, if not undertaken, could have a direct material effect on our financial statements and operation. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of our assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting policies.

Our capital accounts and classifications are also subject to qualitative judgment by the regulators about components, risk weighting, and other factors. Quantitative and qualitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios, set forth in the table as of December 31, 2004 below, of total and Tier-1 capital, as defined by regulation, to risk weighted assets, and of Tier-1 capital to average assets. Our management believes that as of December 31, 2004 it has met the capital adequacy requirements as defined by these definitions.

The column below with the heading "Bank" presents our capital ratios for the Bank at December 31, 2004. The column below with the heading "Corp" presents our capital ratios for the consolidated business at December 31, 2004. The column below with the indication "Adequately" is that regulatory definition for an Adequately Capitalized banking institution. The column below with the indication "Well" is that regulatory definition for a Well Capitalized banking institution.

Regulator Definition for each Capital Tier Category		**Corp**	**Bank**	**Adequately**	**Well**
Tier-2 Capital	= Tier-2 Cap/Risk Weighted Assets	10.09%	10.03%	8.0%	10.0%
Tier-1 Risk	= Tier-1 Cap/Risk Weighted Assets	8.87%	9.00%	4.0%	6.0%
Tier-1 Leverage	= Tier-1 Cap/Average Quarterly Assets	8.24%	8.37%	4.0%	5.0%

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS *(continued)*

Average Balance Sheet. The following table contains for the periods indicated information regarding the total dollar amounts of interest income from interest-earning assets and the resulting average yields, the total dollar amount of interest expense on interest-bearing liabilities and the resulting average costs, net interest income, and the net yield on interest-earning assets.

	For the Years Ended December 31,					
	2004			2003		
(Dollars in Thousands)	Average Balance	Interest	Average Yield/Rate	Average Balance	Interest	Average Yield/Rate
Assets:						
Interest-earning assets:						
Investments (1)	$ 19,741	$ 762	3.86%	$16,656	$ 539	3.24%
Federal funds sold	7,917	85	1.07	4,481	48	1.07
Loans:						
Commercial loans (2)	25,521	1,605	6.42	18,549	1,100	5.93
Commercial mortgage loans (2)	79,276	5,507	7.03	36,442	2,483	6.81
Consumer loans (2)	2,239	143	6.40	2,456	188	7.65
Residential real estate loans (2)	8,062	484	6.01	2,927	207	7.07
Business Manager loans (2)	-	-	-	2,561	238	9.29
Home equity and other loans (2)	1,673	167	9.94	2,485	129	5.19
Total loans (2)	116,771	8,002	6.85	65,420	4,345	6.64
Total interest-earning assets	144,429	8,849	6.13	86,557	4,932	5.70
Noninterest-earning assets	15,973			7,114		
Total assets	$160,402			$93,671		
Liabilities and Stockholders' Equity:						
Interest-bearing liabilities:						
Deposits						
NOW and money market accounts	$ 26,390	267	1.01%	$33,798	$ 445	1.32%
Savings accounts	5,770	51	0.88	1,747	9	0.52
Certificates of deposit	68,977	1,770	2.57	28,578	726	2.54
Total interest-bearing deposits	101,137	2,088	2.06	64,123	1,180	1.84
Federal funds purchased, securities sold under repurchase agreements and other	6,130	241	3.93	2,705	17	0.63
Total interest-bearing liabilities	107,267	2,329	2.17	66,828	1,197	1.79
Noninterest-bearing liabilities	36,006			17,328		
Stockholders' equity	17,129			9,515		
Total liabilities and stockholders' equity	$160,402			$93,671		
Net interest income and net yield on interest-earning assets		$6,520	4.51%		$3,735	4.32%

(1) Includes investment securities and Federal Reserve Bank stock.
(2) Includes loans for which the accrual of interest has been suspended.

Rate/Volume Analysis. The impact of our strategies can be seen in the Analysis of Changes in Interest Income and Interest Expense table which follows. The table indicates changes in net interest income resulting either from changes in average balances or to changes in average rates for earning assets and interest-bearing liabilities. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to: (i) change in volume (change in volume multiplied by prior year rate); (ii) change in rate (change in rate multiplied by prior year volume); (iii) change in rate/volume (change in rate multiplied by change in volume); and (iv) total change in rate and volume.

	2004 vs. 2003 Increase (Decrease) Attributable to				2003 vs. 2002 Increase (Decrease) Attributable to			
(Dollars in Thousands)	Volume	Rate	Rate/ Volume	Net	Volume	Rate	Rate/ Volume	Net
Interest income on:								
Investments	$ 100	$ 103	$ 20	$ 223	$ 220	$ (8)	$ (4)	$207
Federal funds sold	37	–	–	37	(22)	(38)	8	(52)
Loans receivable	3,410	139	109	3,658	1,011	(253)	(70)	688
Total interest income from interest-earning assets	3,547	242	129	3,918	1,209	(299)	(66)	843
Interest expense on:								
NOW and money market accounts	(98)	(104)	24	(178)	140	(49)	(20)	71
Savings accounts	21	6	15	42	1	(4)	—	(3)
Certificates of deposit	1,026	8	10	1,004	267	(114)	(49)	104
Federal funds purchased under repurchase agreement and other	22	89	113	224	(26)	(42)	16	(52)
Total interest expense from interest-bearing liabilities	971	(1)	162	1,132	382	(209)	(53)	119
Increase (decrease) in net interest income	$2,576	$ 243	$(33)	$2,786	$ 827	$ (90)	$(13)	$724

Discussion of Changes in Financial Condition from December 31, 2003 to December 31, 2004

General. Total assets increased by $97.4 million, or 104%, from $94.1 million at December 31, 2003, to $191.5 million at December 31, 2004, with the increase invested principally in loans and securities available for sale. Total loans receivable increased by $87.5 million, or 132%, to $153.7 million at December 31, 2004, from $66.2 million at December 31, 2003. The increase in these earning assets was the result of additional net loan activity from the branches of $45.5 million and the acquisition of $42.0 million of new loans as part of the Gulf Bank transaction. Securities increased $2.1 million, or 10.8%, to $21.4 million at December 31, 2004 from $19.3 million at December 31, 2003. The increases in loans and securities were funded by an increase in deposits in 2004 of $78.1 million ($67.0 million of which was assumed in the Gulf Bank transaction) as well as the addition of Federal Home Loan Bank advances of $8.0 million in 2004. This growth was further supplemented by the addition of $11.2 million of new capital, most of which was obtained in a May 2004 public offering.

We are committed to expanding our business through internal growth as well as through purchase opportunities, while maintaining strong asset quality and continuing strong capital growth. Our strategy for achieving these objectives includes continuing our primary focus of increasing originations of high-quality commercial real estate, land acquisition, and construction loans at appropriate yields for enhancing interest income, and improving our efficiency and controlling operating costs. The following is a discussion of the significant fluctuations between the December 31, 2004 and 2003 balance sheets.

Cash and Cash Equivalents. Cash and cash equivalents were $6.2 million at December 31, 2004 compared to $3.2 million at December 31, 2003. The increase of $3.0 million, or 94%, was primarily due to higher federal funds purchase levels at the end of 2004. Management added additional liquidity in 2004 through deposit taking, capital injections and Federal Home Loan Bank borrowing activities to respond to higher loan demand.

Securities Available for Sale and Held to Maturity. The securities portfolio increased $2.1 million, or 10.8%, to $21.4 million at December 31, 2004 from $19.3 million at December 31, 2003. New securities were purchased during 2003 using available excess cash. As part of our new investment strategy in 2004, we attempted to earn more income from our investment portfolio by balancing the assets against the liquidity needed for loan funding. Our 2004 investment strategy was to focus on the acquisition of high-quality fixed income investments with terms to maturity that do not exceed five years. We believe that laddered investment purchases within this time frame provided the best opportunities to maximize investment yield while maintaining a defensive position in a rising interest rate environment.

Loans Receivable. Total loans were $153.7 million at December 31, 2004, an increase of $87.5 million, or 132%, from $66.2 million at December 31, 2003. This increase resulted primarily from net increases in commercial and commercial real estate loan production of $45.5 million through internal growth as well as the acquisition of $42.0 million of new loans as part of the Gulf Bank transaction.

Asset Quality and Nonperforming Assets. In the normal course of business, we have recognized and will continue to recognize losses resulting from the inability of certain borrowers to repay loans and the insufficient realizable value of collateral securing such loans. Accordingly, we have established an allowance for loan losses, which totaled $1.7 million at December 31, 2004. The allowance for loan losses is maintained at a level believed adequate by management to absorb estimated credit losses. Our management's periodic evaluation of the adequacy of the allowance is based on our past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay (including the timing of future payments), the estimated value of any underlying collateral, composition of the loan portfolio, current economic conditions, and other relevant factors. This evaluation is inherently subjective as it requires estimates of material factors including the amounts and timing of future cash flows expected to be received on impaired loans that may be susceptible to significant change. Our allowance for loan and credit losses was analyzed and deemed to be adequate by our management at December 31, 2004 for incurred losses.

The impaired loans increased from $1.7 million at December 31, 2003, or 2.56% of total loans, to $2.1 million at December 31, 2004, or 1.3% of total loans. Assets which are classified are those deemed by management as inadequately protected by the current sound worth and paying capacity of the obligor or of the collateral pledged, if any. Assets which are classified have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. They are characterized by the distinct possibility that we will sustain some loss if the deficiencies are not corrected.

There was no other real estate owned at December 31, 2004 and 2003.

	At December 31,	
(Dollars in Thousands)	2004	2003
Classified loans and discount	$ 2,057	$ 1,720
Other real estate owned and repossessions	-	—
Total classified and other	$ 2,057	$ 1,720
Percent classified and other/total loans	1.32%	2.56%
Gross loans	$155,408	$67,071

Nonperforming assets consist of loans that are past due 90 days or more which are still accruing interest, loans on non-accrual status and OREO and other foreclosed assets.

Total nonperforming assets have decreased $677,000 to $141,000 at December 31, 2004 from $818,000 at December 31, 2003. Of the total nonperforming loans at December 31, 2004, $121,000 consists of commercial loans and are secured by equipment and $20,000 consists of loans secured by real estate. Accrual loans over 90 days decreased by $705,000. In management's best judgment, all nonperforming assets are either fully collateralized or appropriately reserved based on circumstances known at this time.

Premises and Equipment. Premises and equipment totaled $1.9 million at December 31, 2004 compared to $1.7 million at December 31, 2003. The increase of 11.7% during 2004 is primarily due to the acquisition of select fixed assets in conjunction with the Gulf Bank transaction. Also, as part of the Gulf Bank transaction, we acquired leases on three new branch locations in the greater Miami area during 2004.

Liabilities

Deposits. Deposits increased $78 million at December 31, 2004 from 2003. In our South Florida market, management is able to attract new deposits or reduce deposit levels as needed by adjusting the interest paid on our deposit accounts, primarily money market accounts. When additional funds are needed to fulfill lending commitments, our management can, by means of marketing efforts and by adjusting the interest paid on deposit accounts, attract new deposits and retain existing accounts.

The Bank acquired $67.0 million of new deposit liabilities as part of the Gulf bank transaction. In addition the Bank added $12.9 million of institutional (broker) deposits in 2004.

(Dollars in Thousands)	Deposits at December 31, 2004	2003
Noninterest-bearing accounts	$ 36,231	$17,054
Interest-bearing accounts:		
NOW accounts	9,542	4,076
Money market accounts	21,029	18,935
Savings accounts	4,910	1,605
Certificates of deposit under $100,000	40,183	15,007
Certificates of deposit $100,000 and more	46,263	23,456
Total interest-bearing deposits	121,927	63,079
Total deposits	$158,158	$80,133

Debt. On February 23, 2005, the Corporation signed a Commitment Letter with International Bankers Bank of Orlando, Florida to borrow up to $2 million on a revolving credit basis over a two-year period. The proceeds have been used primarily to inject additional capital into the Bank to support future growth.

Federal Home Loan Bank Advances. In August 2004, the Bank was accepted into membership of the Federal Home Loan Bank of Atlanta. At that time we assumed $3.0 million of advances previously issued to Gulf Bank. The Bank had increased the outstanding borrowings from Federal Home Loan Bank to $8.0 million at year end. No amounts were due to the Federal Home Loan Bank in 2003.

Securities Sold Under Repurchase Agreements. Securities sold under repurchase agreements were $1.3 million at December 31, 2004 compared to $2.4 million at December 31, 2003. The decrease was due to a reduction of client participation in the program in 2004.

Capital

Total stockholders' equity was $20.7 million at December 31, 2004, an increase of $10.9 million, or 111%, from $9.8 million at December 31, 2003. The increase is due primarily to a capital infusion from a public offering in May 2004. During January 2004, the Holding Company issued 3,100 shares of preferred stock totaling $3.1 million in a private placement which partially funded the purchase of certain of the assets of Gulf Bank. At December 31, 2004, 315 preferred shares with a par value of $315,000 remain issued and outstanding.

In accordance with risk-based capital guidelines issued by the Federal Reserve Board, the Bank is required to maintain a minimum ratio of total capital to weighted risk assets as well as maintaining minimum leverage ratios. The Bank's risk-weighted, Tier 1 risk-weighted and Tier 1 leverage capital ratios were 10.03%, 9.00% and 8.37% at December 31, 2004 and 10.67%, 9.71% and 8.01% at December 31, 2003. Based on these ratios, the Bank is considered to be "well capitalized." Management expects the Bank to continue to be well capitalized.

On February 15, 2005, the Corporation engaged an investment banking firm, Brean Murray and Co., Inc., to act as the Company's lead placement agent for a private offering of equity securities of the Corporation with a mandate to raise approximately $15 million. The transaction is expected to be completed in the second quarter of 2005.

On February 21, 2005, the Corporation engaged Franklin National Financial Group LLC to act as Non-Exclusive Placement Agent for a private offering of equity securities of the Corporation with a mandate to raise approximately $3 million. The transaction is expected to be completed in the first quarter of 2005.

Discussion of Changes in Financial Condition from December 31, 2002 to December 31, 2003

General. Total assets increased by $3.9 million, or 4.3%, from $90.2 million at December 31, 2002, to $94.1 million at December 31, 2003, with the increase invested principally in loans and securities available for sale. Total loans receivable increased by $6.2 million, or 10.3%, to $66.2 million at December 31, 2003, from $60.0 million at December 31, 2002. The increase in these earning assets was the result of additional loan activity from the branches, primarily in the greater Boca Raton area. Securities increased $5.7 million, or 41.6%, to $19.3 million at December 31, 2003 from $13.6 million at December 31, 2002. The increases in loans and securities were funded in part with an $8.9 million decrease in cash and cash equivalents to $3.2 million at December 31, 2003, from $12.1 million at December 31, 2002. The increase in assets was also funded by increases in federal funds purchased, securities sold under repurchase agreements, and shareholders' equity of $1.0 million, $1.0 million and $1.8 million since December 31, 2002.

We are committed to expanding our business through internal growth as well as through purchase opportunities, while maintaining strong asset quality and continuing strong capital growth. Our strategy for achieving these objectives includes continuing our primary focus of increasing originations of high-quality commercial real estate, land acquisition, and construction loans at appropriate yields for enhancing interest income, and improving our efficiency and controlling operating costs. One Miami branch office was closed and the Boca Raton branch office was relocated during 2003. The following is a discussion of the significant fluctuations between the December 31, 2003 and 2002 balance sheets.

Cash and Cash Equivalents. Cash and cash equivalents were $12.1 million at December 31, 2002 compared to $3.2 million at December 31, 2003. The decrease of $8.9 million, or 73.5%, was primarily used to fund increases in the loan and investment portfolios. In the last quarter of 2003, management allowed a portion of the deposit portfolio to decrease in anticipation of the purchase of Gulf Bank in February 2004.

Securities Available for Sale and Held to Maturity. The securities portfolio increased $5.7 million, or 41.6%, to $19.3 million at December 31, 2003 from $13.6 million at December 31, 2002. New securities were purchased during 2003 using available excess cash.

Loans Receivable. Total loans were $66.2 million at December 31, 2003, an increase of $6.2 million, or 10.3%, from $60.0 million at December 31, 2002. This increase resulted primarily from increases in commercial and commercial real estate loan production. The increased production was offset by an increase in loans being paid in full. This was caused by the numerous reductions in key interest rate drivers by the federal government as borrowers chose to refinance at lower rates, often at other financial institutions.

Asset Quality and Nonperforming Assets. In the normal course of business, we have recognized and will continue to recognize losses resulting from the inability of certain borrowers to repay loans and the insufficient realizable value of collateral securing such loans. Accordingly, we have established an allowance for loan losses, which totaled $738,000 at December 31, 2003. The allowance for loan losses is maintained at a level believed adequate by management to absorb estimated credit losses. Our management's periodic evaluation of the adequacy of the allowance is based on our past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay (including the timing of future payments), the estimated value of any underlying collateral, composition of the loan portfolio, current economic conditions, and other relevant factors. This evaluation is inherently subjective as it requires estimates of material factors including the amounts and timing of future cash flows expected to be received on impaired loans that may be susceptible to significant change. Our allowance for loan and credit losses was analyzed and deemed to be adequate by our management at December 31, 2003 for incurred losses.

The classified assets increased from $35,032 at December 31, 2002, or 0.06% of total loans, to $1.7 million at December 31, 2003, or 2.6% of total loans. Assets which are classified are those deemed by management as inadequately protected by the current sound worth and paying capacity of the obligor or of the collateral pledged, if any. Assets which are classified have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. They are characterized by the distinct possibility that we will sustain some loss if the deficiencies are not corrected.

There was no other real estate owned at December 31, 2002 and 2003.

	At December 31,	
(Dollars in Thousands)	**2003**	**2002**
Classified loans and discount	$ 1,720	$ 35
Other real estate owned and repossessions	—	—
Total classified and other	$ 1,720	$ 35
Percent classified and other/total loans	2.56%	0.06%
Gross loans	$67,071	$60,876

Nonperforming assets consist of loans that are past due 90 days or more which are still accruing interest, loans on non-accrual status and OREO and other foreclosed assets.

Total nonperforming assets have increased $783,000 to $818,000 at December 31, 2003 from $35,000 at December 31, 2002. Of the total nonperforming loans at December 31, 2003, $798,000 consists of loans secured by real estate and $20,000 consists of restructured loans. Accrual loans over 90 days decreased by $7,000. In management's best judgment, all nonperforming assets are either fully collateralized or appropriately reserved based on circumstances known at this time.

Premises and Equipment. At December 31, 2002, the Bank had branches located on Brickell Avenue in Miami and in Boca Raton. During the first quarter of 2003, the Brickell Avenue office was closed. In addition, the Boca Raton branch was relocated to a newly constructed office building on North Federal Highway in Boca Raton in March 2003.

Liabilities

Deposits. Deposits increased $47,000 at December 31, 2003 from 2002. During 2003, total deposits had increased to $86.8 million at September 30, 2003, but due to the purchase of the additional deposits from Gulf Bank, management decided to allow the deposit portfolio to decrease during the fourth quarter of 2003. As a result of this strategy, money market accounts decreased $6.1 million from September 30, 2003 to December 31, 2003. This decrease was partially offset by a $2.6 million increase in certificates of deposits during the same period.

(Dollars in Thousands)	Deposits at December 31, 2003	2002
Noninterest-bearing accounts	$17,054	$16,984
Interest-bearing accounts:		
NOW accounts	4,076	5,090
Money market accounts	18,935	35,505
Savings accounts	1,605	1,878
Certificates of deposit under $100,000	15,007	10,800
Certificates of deposit $100,000 and more	23,456	9,829
Total interest-bearing deposits	63,079	63,102
Total deposits	$80,133	$80,086

Notes Payable. The note payable which had a $250,000 balance at December 31, 2002 was paid off during 2003. The note was obtained during 2001 to assist in the financing of the merger between PanAmerican and Southern Security Bancorp. Since sufficient other cash was available, management decided to begin repayment of the loan. We made a payment of $250,000 on the note during 2002, and paid off the balance of the loan during 2003.

Securities Sold Under Repurchase Agreements. Securities sold under repurchase agreements were $2.4 million at December 31, 2003 compared to $1.4 million at December 31, 2002. Management increased the level of repurchase agreements in part to fund the outflow of deposits in the fourth quarter of 2003.

Capital

Total stockholders' equity was $9.8 million at December 31, 2003, an increase of $1.9 million, or 23.75%, from $8.0 million at December 31, 2002. The increase is due primarily to a capital infusion from a private offering in May 2003.

In accordance with risk-based capital guidelines issued by the Federal Reserve Board, the Bank is required to maintain a minimum ratio of total capital to weighted risk assets as well as maintaining minimum leverage ratios. The Bank's risk-weighted, Tier 1 risk-weighted and Tier 1 leverage capital ratios were 10.7%, 9.7% and 8.0% at December 31, 2003 and 10.9%, 9.7% and 7.1% at December 31, 2002. Based on these ratios, the Bank is considered to be "well capitalized."

Discussion of Results of Operations from December 31, 2003 to December 31, 2004

Comparison of results in this section is for the years ended December 31, 2004 and 2003. The net loss recognized for 2004 was $228,000 compared to a loss of $443,000 for 2003. This was a positive change of $215,000. Earnings for 2004 as compared to 2003 were primarily impacted by a $2.8 million increase in net interest income, offset by a $2.5 million increase in operating expenses and a $419,000 increase in the provision for loan losses. The increased size of the business is due to the acquisition of certain assets and liabilities of Gulf Bank in February 2004 and due to internal growth of the loan and deposit portfolio in 2004.

Net Interest Income. Net interest income before provision for loan losses for 2004 was $6.5 million as compared to $3.7 million for 2003, an increase of $2.8 million, or 76%. Income from interest-earning deposits, securities and mortgage-backed related securities (available for sale and held to maturity) federal funds sold, Federal Home Loan Bank stock and Federal Reserve Bank stock increased by $258,000 from $588,000 for 2003, due primarily to a $6.5 million, or 31%, increase in average volume of investments during the period. Management used funds invested in lower-yielding federal funds at December 31, 2003 to purchase investments with higher yields during 2004. Interest and fees on loans increased by $3.7 million, or 84%, in 2004 as compared to 2003. The increase in loan income resulted from an increase in total average loan balances outstanding to $116.7 million for 2004 from $65.4 million for 2003. The largest increases were $7.0 million and $42.9 million in commercial loans and commercial real estate loans. These increases related to volume were enhanced by modestly higher average interest yields experienced by the Bank on the overall loan portfolio in 2004 of 6.85% compared to 6.64% in 2003. The yield on total interest-earning assets was 6.13% for 2004, a 43 basis point increase from 5.70% for 2003, primarily as a result of improved yields in the loan portfolio.

Total interest expense increased $1.1 million, or 92%, from $1.2 million for 2003 to $2.3 million for 2004. The increase in interest expense was primarily the result of an increase in average interest-bearing deposit account balances to $101.1 million for 2003 from $64.1 million for 2003. The average balance of NOW and money market accounts decreased $7.4 million in 2004. Average balances of certificate of deposits increased $40.4 million during 2004. When additional funds were needed to fulfill lending commitments and securities purchases, management used liquidity of $28 million that was received in the Gulf Bank transaction plus increased deposits by adjusting the interest paid on deposit accounts. In addition funding was obtained through the Federal Home Loan Bank. In addition to the increase in the average balance of deposits there was an increase in the yield paid on interest-bearing deposits to 2.17% for 2004 from 1.79% for 2003.

Provision for Loan Losses. Although we use our best judgment in underwriting each loan, industry experience indicates that a portion of our loans will become delinquent. Regardless of the underwriting criteria utilized by financial institutions, they may experience losses as a result of many factors beyond their control including, among other things, changes in market conditions affecting the value of security and unrelated problems affecting the credit of the borrower. Due to the concentration of loans in South Florida, adverse economic conditions in this area could result in a decrease in the value of a significant portion of the Bank's collateral.

The allowance for loan loss as of December 31, 2004 was $1.7 million as compared to $738,000 at December 31, 2003. Through the normal review of the allowance for loan losses, management determined additional provision was required due to the increase in loan balances in the year.

Management had further identified its Business Manager relationships as a principle area of concern and eliminated the product line by taking a write-off of $582,000 in the first quarter of 2004.

Noninterest Income. Total noninterest income increased $315,000, or 48%, from $654,000 for 2003 to $969,000 for 2004. The increase of total other income was the result of the increased size of the Bank in 2004 due to the Gulf Bank transaction.

Service charges on deposit accounts increased to $1.0 million in 2004 from $601,000 in 2003, an increase of 66%. Fees were higher due to a larger client base and due to efforts by management to improve fee collection processes in 2004. Also included in noninterest income was a $33,000 loss on the sale of a security classified as available for sale during 2004. There were sales of investments classified as held to maturity that resulted in a net gain of $38,000 in 2003. This was an isolated transaction that was required upon discovery that purchase of the investment exceeded investment guidelines at the time of purchase.

Noninterest Expense. Total noninterest expense for the year increased by $2.4 million, or 61.5%, from $3.9 million for 2003 to $6.3 million for 2004. The increase in noninterest expenses reflects the impact of the growth of the Bank in 2004 both from the Gulf Bank transaction as well as from internal growth.

Salaries and benefits increased to $2.8 million in 2004 from $1.7 million in 2003. This is an increase of $1.1 million, or 65%. The increase was due to the addition of 26 people in 2004 to service a larger banking operation. Occupancy and equipment expense increased to $1.5 million in 2004 from $667,000 in 2003, an increase of $788,000, or 118%. This increase was due to the added space required to house the larger banking operations in our new Coral Way Corporate office. It is also due to the cost of operation of three new branches in the Miami-Dade area acquired as part of the Gulf Bank transaction. Data and item processing costs increased by $155,000, or 42.4%, to $520,000 for 2004 from $365,000 for 2003, primarily due to $222,000 of integration costs to combine former Gulf Bank operations into our Bank systems and offset by operational efficiencies.

Other expense increased to $1.5 million in 2004 from $1.1 million in 2003. This is an increase of $400,000, or 36%, and reflects the larger size of the Bank subsequent to the Gulf Bank transaction. Professional fees increased by $77,000 and insurance costs (general liability and FDIC) increased by $94,000 due to higher asset values. Communication expenses (telephone and computer) increased by $170,000 in 2004. In the current environment that the Bank operates in there is a continued need to allocate more resources to meet regulatory compliance requirement particularly for the new Bank Secrecy and Patriot Acts and the Sarbanes-Oxley Act. Management expects to experience higher expenses in future years to meet compliance requirements.

Provision for Income Taxes. We have recorded a valuation allowance on the deferred tax assets to reduce the total to an amount that management believes is more likely than not to be realized. Realization of deferred tax assets is dependent upon sufficient future taxable income during the period that deductible temporary differences and carryforwards are expected to be available to reduce taxable income. No income tax benefits have been provided for the years ended December 31, 2004 and 2003 because there was not sufficient evidence to support the position that the losses generated would be utilized in the future. As the Corporation becomes profitable (which management expects to occur in 2005 and beyond) we do expect to realize some substantial benefits from a reduction of federal income tax expense.

Discussion of Results of Operations from December 31, 2002 to December 31, 2003

Comparison of results in this section is for the years ended December 31, 2003 and 2002. The net loss recognized for 2003 was $443,000 compared to a loss of $508,000 for 2002. This was a positive change of $65,000. Earnings for 2003 as compared to 2002 were primarily impacted by a $725,000 increase in net interest income and a $62,000 decrease in operating expenses and offset by a $745,000 increase in the provision for loan losses.

Net Interest Income. Net interest income before provision for loan losses for 2003 was $3.7 million as compared to $3.0 million for 2002, an increase of $725,000, or 24.1%. Income from interest-earning deposits, securities and mortgage-backed related securities (available for sale and held to maturity) federal funds sold, and Federal Reserve Bank stock increased by $155,000 from $432,000 for 2002, due primarily to a $5.4 million, or 34.1%, increase in average volume of investments during the period. Management used funds invested in lower-yielding federal funds at December 31, 2002 to purchase investments with higher yields during 2003. Interest and fees on loans increased by $688,000, or 18.8%, in 2003 as compared to 2002. The increase in loan income resulted from an increase in total average loan balances outstanding from $51.2 million for 2002 to $65.4 million for 2003.

The largest increases were $7.5 million and $9.6 million in commercial loans and commercial real estate loans. These increases related to volume were partially offset by lower interest yields experienced by the Bank in the declining interest rate environment experienced since 2001. The yield on interest-earning assets was 5.70% for 2003, a 40 basis point decrease from 6.10% for 2002, primarily as a result of declining yields in the loan portfolio. The loan portfolio yield decreased to 6.64% for 2003 from 7.14% for the 2002 period.

Total interest expense increased $119,000, or 11.0%, from $1.1 million for 2002 to $1.2 million for 2003. The increase in interest expense was primarily the result of an increase in average interest-bearing deposit account balances to $64.1 million for 2003 from $46.2 million for 2002. The average balance of NOW and money market accounts, and certificates of deposit increased $9.2 million and $8.6 million during 2003. When additional funds were needed to fulfill lending commitments, management, by means of marketing efforts and by adjusting the interest paid on deposits accounts, attracted new deposits and retained existing accounts. While the average balance of deposits had significantly increased throughout 2003, in anticipation of the February 2004 purchase of certain assets of Gulf Bank, management decided to allow the deposit portfolio to decrease during the fourth quarter of 2003. Offsetting the increase in the average balance of deposits was a decrease in the yield paid on interest-bearing deposits to 1.79% for 2003 from 2.14% for 2002.

Provision for Loan Losses. Although we use our best judgment in underwriting each loan, industry experience indicates that a portion of our loans will become delinquent. Regardless of the underwriting criteria utilized by financial institutions, they may experience losses as a result of many factors beyond their control including, among other things, changes in market conditions affecting the value of security and unrelated problems affecting the credit of the borrower. Due to the concentration of loans in South Florida, adverse economic conditions in this area could result in a decrease in the value of a significant portion of the Bank's collateral.

The allowance for loan loss as of December 31, 2003 was $738,000 as compared to $748,000 at December 31, 2002. Through the normal review of the allowance for loan losses, management determined additional provision was required due to a deterioration of certain credits during 2003. A significant portion of the deteriorated credits were subsequently charged-off or charged-down during 2003.

Noninterest Income. Total noninterest income increased $23,000, or 3.7%, from $630,000 for 2002 to $654,000 for 2003. The increase of total other income was the result of a $7,000 increase in service charges on deposit accounts and other customer fees. Based on studies performed by management, the Bank's service charges on deposit accounts and customer fees have historically been in the lowest quartile of the Bank's peer group. During 2002, management installed a more competitive table of service charges and fees to increase noninterest income. The result of that change, combined with the increased deposit accounts and increased wire transfer activity, increased service charge and fee income during all of 2003. Also included in noninterest income was a $38,000 gain on the sale of a security held to maturity during 2003. The sale occurred immediately after management realized a $1.0 million security had been purchased which was in violation of the Bank's investment policy limit of $250,000. Management examined the investment portfolio and determined that this was an isolated event, and all other securities owned by the Bank are within the policy limit. Management has instituted a review policy to ensure compliance with the policy in the future. This gain was partially offset by a $16,000 loss on the sale of a security classified as available for sale during 2003. There were sales of investments classified as available for sale that resulted in a net gain of $30,000 in the 2002 period.

Noninterest Expense. Total noninterest expense for the year decreased by $62,000, or 1.6%, from $3.9 million for 2002 to $3.9 million for 2003.

The decrease for 2003 as compared to 2002 resulted primarily from a $255,000, or 12.9%, decrease in salaries and employee benefits for 2003 as compared to 2002 due primarily to a decrease in staffing. Data and item processing costs decreased $81,000, or 18.2%, to $365,000 for 2003 from $446,000 for the 2002 period, primarily due to renegotiated contracts and cost cutting efforts. These decreases were partially offset by a $314,000, or 69.9%, increase in other operating expense. Expenses included in operating expense that had significant increases in 2003 as compared to 2002 were loan department expense, other tax expense, and difference and loss expense.

Other expense increased to $762,489 from $448,721. Of this amount, loan department expense increased $90,000, from $28,000 for 2002 to $118,000 for 2003. This increase is primarily attributable to increased professional expenses on repossessed properties. Other tax expense increased $74,000 from $23,000 for 2002 to $97,000 for 2003 as a result of increase in real estate taxes. A $161,000 increase in expenses was caused by a robbery loss and the write-off of a forgery.

Provision for Income Taxes. We have recorded a valuation allowance on the deferred tax assets to reduce the total to an amount that management believes is more likely than not to be realized. Realization of deferred tax assets is dependent upon sufficient future taxable income during the period that deductible temporary differences and carryforwards are expected to be available to reduce taxable income. No income tax benefits have been provided for the years ended December 31, 2003 and 2002 because there was no expectation at that time that losses generated would be utilized in the future.

Financial Statements

The "Financial Statements" are included at page 40 in this document.

Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk. Our primary market risk exposure is interest rate risk. Interest rate risk is the exposure of financial condition to adverse movements in interest rates. Our income is derived primarily from the excess of interest collected on interest-earning assets over the interest paid on interest-bearing liabilities. The rates of interest earned on assets and owed on liabilities generally are established contractually for a period of time. Since market interest rates change over time, the Bank is exposed to lower profitability if it can not adapt to interest rate changes. Accepting interest rate risk can be an important source of profitability and stockholder value; however, excessive levels of interest rate risk could pose a significant threat to the Bank's earnings and capital base. Accordingly, effective risk management that maintains interest rate risk at prudent levels is essential to our safety and soundness. The Bank's interest rate risk is monitored using its GAP analysis on a monthly basis.

We do not currently engage in trading activities or use derivative instruments to control interest rate risk. Even though such activities may be permitted with the approval of the Board of Directors, we do not intend to engage in such activities in the immediate future.

Asset/Liability Management. A principal objective of our asset/liability management strategy is to minimize the Bank's exposure to changes in interest rates by matching the maturity and repricing horizons of interest-earning assets and interest-bearing liabilities. This strategy is overseen in part through the direction of the Asset and Liability Committee of the Bank that establishes policies and monitors results to control interest rate sensitivity.

The Asset and Liability Committee examines the extent to which our assets and liabilities are interest rate sensitive and monitors our interest rate sensitivity GAP. An asset or liability is considered to be interest rate sensitive if it will be repriced or mature within the time period analyzed, usually one year or less. The interest rate sensitivity GAP is the difference between interest-earning assets and interest-bearing liabilities scheduled to mature or reprice within such time periods. During a period of rising interest rates, a positive GAP would tend to result in an increase in net interest income, and a negative GAP would tend to adversely affect net interest income. Conversely, during a period of falling interest rates, a negative GAP would tend to result in an increase in net interest income, while a positive GAP would tend to adversely affect net interest income.

If the repricing of our assets and liabilities were equally flexible and moved concurrently, the impact of any increases or decreases in interest rates on net interest income would be minimal. However, as commercial banking companies generally have a significant quantity of their earning assets in Rate-Over-Prime, rate-adjusted-day-of-change earning assets, GAP management is critical, as very few, if any, rate sensitive liabilities (deposit accounts) adjust at such a rapid frequency.

The Asset and Liability Committee evaluates the Bank's GAP position, and stratifies these results according to how often the repayment of particular assets and liabilities are impacted by changes in interest rates. Additionally, income associated with interest-earning assets and costs associated with interest-bearing liabilities may not be affected uniformly by changes in interest rates; thus, the magnitude and duration of changes in interest rates may have a significant impact on net interest income. For example, although certain assets and liabilities may have similar maturities or periods of repricing, they may react in different degrees to changes in market interest rates. Interest rates on certain types of assets and liabilities fluctuate in advance of changes in general market interest rates, while interest rates on other types of assets and liabilities may lag behind changes in general market rates. Additionally, certain types of earning assets (variable rate mortgage loans, for example) may have interest caps which may limit the level of rate increases, even though general market interest rates increase. GAP management is further complicated by asset (loan) prepayment and/or early withdrawal of liabilities (deposits). In volatile interest rate markets, the level of assets and liabilities assumed by bank managers may not have accounted for the deviation that has occurred in the unpredictable interest rate environment.

Therefore, our management's and the Asset and Liability Committee's strategy is to maintain a balanced interest rate risk position to protect our net interest margin from market fluctuations. They review, on at least a monthly basis, the maturity and repricing of assets and liabilities for the various time periods considered.

The following table represents the Bank's cumulative GAP position as of December 31, 2004:

(Dollars in Thousands)	**Within Three Months**	**Zero to Twelve Months**	**Zero to Three Years**	**Zero to Five Years**	**Over Five Years**	**Total**
Assets:						
Immediately repricing investments	$ 6,214	$ 6,214	$ 6,214	$ 6,214	$ 6,214	$ 6,214
Fixed investments	5,356	5,356	10,251	17,745	22,573	22,573
Loans	68,280	82,143	101,103	125,510	153,730	153,730
Total repricing assets	79,850	93,713	117,568	149,469	182,517	182,517
Nonearning assets	—	—	—	—	—	8,950
Total assets	$ 79,850	$ 93,713	$117,568	$149,469	$182,517	$191,467
Liabilities:						
NOW accounts	$ 9,542	$ 9,542	$ 9,542	$ 9,542	$ 9,542	$ 9,542
Money market accounts	21,029	21,029	21,029	21,029	21,029	21,029
Savings accounts	4,910	4,910	4,910	4,910	4,910	4,910
Total core deposits	35,481	35,481	35,481	35,481	35,481	35,481
Certificates of deposit	25,585	62,531	84,402	86,445	86,446	86,466
Other borrowed funds	5,757	5,757	8,757	11,757	11,757	11,757
Total repricing liabilities	66,823	103,769	128,640	133,683	133,683	133,684
Demand deposits	36,231	36,231	36,231	36,231	36,231	36,231
Other liabilities	—	—	—	—	—	806
Stockholders' equity	—	—	—	—	—	20,746
Total liabilities and equity	$103,054	$140,000	$164,871	$169,914	$169,915	$191,467
Asset/liability GAP, static	13,780	(23,083)	(1,016)	26,858	33,047	
Rate sensitive assets /rate sensitive liabilities, static	1.19	0.38	0.96	6.33	0.0	
Asset/liability GAP, cumulative	13,027	(10,056)	(11,072)	15,786	48,833	
Rate sensitive assets /rate sensitive liabilities, cumulative	1.19	0.90	0.91	1.12	1.37	
Target	80 to 120	80 to 120	80 to 120	80 to 120	80 to 150	

Management's Discussion and Analysis of Financial Condition and Results of Operations *(continued)*

Effect of Government Policy, Future Legislation and Changing Financial Markets

One of the primary determinants of the Company's future success and profitability is the interest rate differentials obtained by its affiliate banking institution. Our earning capacity will be largely controlled by the difference between the interest rate paid on its deposits and other borrowings and the interest rates received on loans to customers and securities held in its investment portfolio. The value and yields of its assets and the rate paid on its liabilities are sensitive to changes in prevailing rates of interest. Consequently, the earnings and growth of the Company will be influenced by general economic conditions, the monetary and fiscal policies of the federal government and policies of regulatory agencies which implement national monetary policy. The nature and impact of any future changes in monetary policies cannot be predicted. The entire regulatory environment which controls the banking industry in the United States is undergoing significant change, both as to the banking industry itself and the permissible competition between banks and non-banking financial institutions. There have been significant regulatory changes in the areas of bank mergers and acquisitions, the products and services offered by banks and the non-banking activities in which banks and financial service holding companies may engage. Partly as a result of such changes, banks are now actively competing with other types of depository institutions and with non-bank financial institutions such as money market funds, brokerage firms, insurance companies and other financial services organizations. It is not possible at this time to assess what impact these changes will ultimately have on the Company and its operations. Certain legislative and regulatory proposals that could affect the Company are pending, or may be introduced, in the United States Congress, the Florida legislature and various other governmental agencies. These proposals could further alter the structure, regulation and competitive relationship of financial institutions and may subject the Company to increased regulation, disclosure and reporting requirements. In addition, the various banking regulatory agencies frequently propose rules and regulations to implement and enforce already existing legislation. It cannot be predicted whether or in what form any future legislation or regulations will be enacted or to the extent to which the business of the Company will be affected by such matters.

Impact of Inflation and Changing Prices

The financial statements and accompanying footnotes have been prepared in accordance with generally accepted accounting principles ("GAAP"), which require the measurement of financial position and operating results in terms of historical dollars without consideration for changes in the relative purchasing power of money over time due to inflation. The assets and liabilities of the Company are primarily monetary in nature and management believes that changes in market interest rates have a greater impact on its performance than do the effects of inflation in the current environment.

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders
PanAmerican Bancorp
Miami, Florida

We have audited the accompanying consolidated balance sheets of PanAmerican Bancorp as of December 31, 2004 and 2003, and the related consolidated statements of income, shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

CROWE CHIZEK AND COMPANY LLC

Fort Lauderdale, Florida
March 11, 2005

CONSOLIDATED BALANCE SHEETS

December 31, 2004 and 2003

	2004	2003
Assets		
Cash and due from financial institutions	$ 6,213,556	$ 3,190,424
Securities available for sale	5,625,361	7,883,131
Securities held to maturity (fair value 2004—$15,696,981, 2003—$ 11,292,508)	15,790,233	11,394,088
Loans, net (of allowance for loan losses of $1,678,191 and $738,147)	153,729,571	66,196,534
Federal Reserve Bank stock	610,050	294,750
Federal Home Loan Bank stock	548,100	—
Accrued interest receivable	604,053	257,310
Premises and equipment, net	1,925,697	1,717,838
Goodwill and other identified intangibles	5,892,060	1,953,540
Other assets	528,335	1,211,996
	$191,467,016	$94,099,611
Liabilities and Shareholders' Equity		
Deposits		
Noninterest-bearing	$ 36,231,663	$17,053,604
Interest-bearing	121,926,811	63,079,526
Total deposits	158,158,474	80,133,130
Federal funds purchased	2,500,000	1,000,000
Repurchase agreements	1,257,119	2,436,584
Federal Home Loan Bank advances	8,000,000	—
Accrued expense and other liabilities	781,578	659,374
Total liabilities	170,697,171	84,229,088
Minority interest	23,735	23,427
Shareholders' equity		
Preferred stock, $1,000 par value; 5,000,000 shares authorized; 2004—315 outstanding; 2003—none outstanding	315,000	—
Common stock, $.01 par value; 20,000,000 shares authorized; 2004—8,372,126 shares outstanding, 2003—5,892,126 shares outstanding	311,394	294,593
Capital surplus	29,001,264	19,085,454
Accumulated deficit	(8,800,189)	(8,448,430)
Accumulated other comprehensive income (loss)	(81,359)	(84,521)
	20,746,110	10,847,096
Subscriptions receivable	-	(1,000,000)
Total shareholders' equity	20,746,110	9,847,096
	$191,467,016	$94,099,611

See accompanying notes.

Consolidated Statements of Income

Years Ended December 31, 2004 and 2003

	2004	2003
Interest and dividend income		
Loans, including fees	$8,002,103	$4,344,609
Securities	761,455	539,441
Federal funds sold and other	85,032	48,417
	8,848,590	4,932,467
Interest expense		
Deposits	2,088,266	1,180,397
Other	240,887	16,640
	2,329,153	1,197,037
Net interest income	6,519,437	3,735,430
Provision for loan losses	1,397,000	978,066
Net interest income after provision for loan losses	5,122,437	2,757,364
Noninterest income		
Service charges on deposit accounts	1,001,164	600,580
Net (losses) gains on sales of securities	(32,664)	21,788
Other	–	31,348
	968,500	653,716
Noninterest expense		
Salaries and employee benefits	2,837,972	1,723,981
Occupancy and equipment	1,455,371	667,155
Data processing	520,131	365,297
Professional services	262,120	184,742
Insurance	243,967	150,416
Other	999,103	762,489
	6,318,664	3,854,080
Loss before taxes and minority interest	(227,727)	(443,000)
Income tax expense	–	—
Loss before minority interest	(227,727)	(443,000)
Minority interest in net loss (income) loss of subsidiary	(308)	345
Net loss	$ (228,035)	$ (442,655)
Basic and Diluted earnings (loss) per share	$ (0.05)	$ (0.08)

See accompanying notes.

Consolidated Statements of Changes in Shareholders' Equity

Years Ended December 31, 2004 and 2003

	Preferred Stock	Common Stock	Capital Surplus	Subscriptions Receivable	Accumulated Deficit	Accumulated Other Comprehensive Income (loss)	Total Shareholders' Equity
Balance at January 1, 2003	$ —	$ 257,922	$ 15,774,429	$ —	$ (8,005,775)	$ 3,190	$ 8,029,766
Comprehensive income (loss):							
Net loss	—	—	—	—	(442,655)	—	(442,655)
Change in net unrealized gain (loss) on securities available for sale, net of reclassification and tax effects	—	—	—	—	—	(87,711)	(87,711)
Total comprehensive income (loss)	—	—	—	—	—	—	(530,366)
Issuance of 733,684 shares of common stock	—	36,671	3,311,025	(1,000,000)	—	—	2,347,696
Balance at December 31, 2003	—	294,593	19,085,454	(1,000,000)	(8,448,430)	84,521	9,847,096
Issuance of 3,100 shares of preferred stock	3,100,000	—	(5,000)	—	—	—	3,095,000
Issuance of 2,480,000 shares of common stock	—	16,801	9,920,810	1,000,000	—	—	10,937,611
Comprehensive income (loss):							23,879,707
Net loss	—	—	—	—	(228,035)	—	(228,035)
Change in net unrealized gain (loss) on securities available for sale, net of reclassification and tax effects	—	—	—	—	—	3,162	3,162
Total comprehensive income (loss)	—	—	—	—	—	—	(224,873)
Redemption of 2,785 shares of preferred stock	(2,785,000)	—	—	—	—	—	(2,785,000)
Dividends paid on preferred shares	—	—	—	—	(123,724)	—	(123,724)
Balance at December 31, 2004	$ 315,000	$311,394	$29,001,264	$ -	$(8,800,189)	$(81,359)	$20,746,110

See accompanying notes.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31, 2004 and 2003

	2004	2003
Cash flows from operating activities:		
Net loss	$ (228,035)	$ (442,655)
Adjustments to reconcile net loss to net cash used in operating activities:		
Net amortization on securities	62,882	81,471
Provision for loan and lease losses	1,397,000	978,066
Depreciation and amortization	584,075	229,678
(Gain) loss on sale of securities	32,664	(21,788)
Minority interest in net income (loss) of subsidiary	308	(345)
(Increase) decrease in other assets	569,390	(853,119)
Increase in other liabilities	122,204	257,042
Net cash (used in) provided by operating activities	2,540,488	228,350
Cash flows from investing activities:		
Net decrease in interest-bearing deposits	-	96,813
Purchases of available for sale securities	(185,346)	(10,000,000)
Maturities and pay-downs of available for sale securities	11,609	66,464
Proceeds from sales of available for sale securities	2,454,006	3,038,325
Purchases of held to maturity securities	(5,035,152)	(8,923,665)
Maturities and pay-downs of held to maturity securities	526,125	9,976,306
Purchase of assets and assumption of liabilities of Gulf Bank	23,583,212	—
Purchases of Federal Reserve Bank and Federal Home Loan Bank stock	(863,400)	(21,750)
Loan originations, net	(47,180,037)	(7,138,157)
Purchases of premises and equipment, net	(284,867)	(347,604)
Net cash used in investing activities	(26,973,850)	(13,253,268)
Cash flows from financing activities:		
Net increase in federal funds purchased and securities sold under repurchase agreements	320,535	2,014,932
Net change in notes payable	5,000,000	(250,000)
Net increase in deposits	11,012,074	47,430
Proceeds from issuance of common stock	10,937,611	2,347,696
Proceeds from issuance of preferred stock	3,095,000	—
Repayment of preferred shares	(2,785,000)	—
Preferred share dividends	(123,724)	—
Increase in minority interest	-	3,089
Net cash provided by financing activities	27,456,496	4,163,147
Net change in cash and cash equivalents	3,023,134	(8,861,771)
Cash and cash equivalents at beginning of year	3,190,424	12,052,195
Cash and cash equivalents at end of year	$ 6,213,556	$ 3,190,424
Supplemental cash flow information:		
Interest paid	$ 2,381,937	$ 1,121,729

See accompanying notes.

Note 1–Summary of Significant Accounting Policies

Nature of Operations and Principles of Consolidation: The consolidated financial statements include PanAmerican Bancorp and its subsidiary, PanAmerican Bank (the "Bank"), which is 99.9% owned by PanAmerican Bancorp, together referred to as "the Corporation." Intercompany transactions and balances are eliminated in consolidation.

The Corporation provides financial services through its offices in Southeast Florida. Its primary deposit products are checking, savings, and term certificate accounts, and its primary lending products are residential and commercial mortgages, commercial and installment loans. Substantially all loans are secured by specific items of collateral including business assets, consumer assets, and commercial and residential real estate. Commercial loans are expected to be repaid from cash flow from operations of businesses. Other financial instruments, which potentially represent concentrations of credit risk, include deposit accounts in other financial institutions, federal funds sold, and securities.

On February 17, 2004, the Corporation purchased certain assets and assumed certain liabilities of Gulf Bank of Miami, Florida. See Note 19 for further information.

Preferred Stock: The Series A preferred stock provides for an 8% noncumulative cash dividend. The preferred stock have no voting or conversion rights. The shares are redeemable on approval by the Board of Directors and Bank regulators.

Use of Estimates: To prepare financial statements in conformity with accounting principles generally accepted in the United States of America, management makes estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the financial statements and the disclosures provided, and future results could differ. The allowance for loan losses, determination of purchase accounting adjustments and the resulting amortization thereof, goodwill impairment and fair values of financial instruments are particularly subject to change.

Cash Flows: Cash and cash equivalents include cash, deposits with other financial institutions under 90 days, and federal funds sold. Net cash flows are reported for loan and deposit transactions.

Securities: Securities are classified as held to maturity and carried at amortized cost when management has the positive intent and ability to hold them to maturity. Securities are classified as available for sale when they might be sold before maturity. Securities available for sale are carried at fair value, with unrealized holding gains and losses reported in other comprehensive income. Other securities such as Federal Reserve Bank stock and Federal Home Loan Bank stock are carried at cost.

Interest income includes amortization of purchase premium or discount. Gains and losses on sales are based on the amortized cost of the security sold. Securities are written down to fair value when a decline in fair value is not temporary.

Loans: Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at the principal balance outstanding, net of unearned interest, deferred loan fees and costs, and an allowance for loan losses.

Interest income is reported on the interest method and includes amortization of net deferred loan fees and costs over the loan term. Interest income on mortgage and commercial loans is discontinued at the time the loan is 90 days delinquent unless the credit is well-secured and in process of collection. Consumer loans are typically charged off no later than 120 days past due. In all cases, loans are placed on nonaccrual or charged off at an earlier date if collection of principal or interest is considered doubtful.

All interest accrued but not received for loans placed on nonaccrual is reversed against interest income. Interest received on such loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Allowance for Loan Losses: The allowance for loan losses is a valuation allowance for probable incurred credit losses, increased by the provision for loan losses and decreased by charge-offs less recoveries. Management estimates the allowance balance required using past loan loss experience, the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management's judgment, should be charged off.

The allowance consists of specific and general components. The specific component relates to loans that are individually classified as impaired. The general component covers pools of other loans and is based on historical loss experience adjusted for current factors.

A loan is impaired when full payment under the loan terms is not expected. Commercial and commercial real estate loans are individually evaluated for impairment. If a loan is impaired, a portion of the allowance is allocated so that the loan is reported, net, at the present value of estimated future cash flows using the loan's existing rate or at the fair value of collateral if repayment is expected solely from the collateral. Large groups of smaller balance homogeneous loans, such as consumer and residential real estate loans, are collectively evaluated for impairment and, accordingly, they are not separately identified for impairment disclosures.

Foreclosed Assets: Assets acquired through or instead of loan foreclosure are initially recorded at fair value when acquired, establishing a new cost basis. If fair value declines, a valuation allowance is recorded through expense. Costs after acquisition are expensed.

Premises and Equipment: Land is carried at cost. Premises and equipment are stated at cost less accumulated depreciation. Buildings and related components are depreciated using the straight-line method with useful lives ranging from 15 to 39 years. Furniture, fixtures and equipment are depreciated using the straight-line method with useful lives ranging from 3 to 7 years.

Goodwill and Other Intangible Assets: Goodwill results from prior business acquisitions and represents the excess of the purchase price over the fair value of acquired tangible assets and liabilities and identifiable intangible assets. Goodwill is assessed at least annually for impairment and any such impairment will be recognized in the period identified.

Other intangible assets consist of core deposit intangible assets arising from bank and branch acquisitions. They are initially measured at fair value and then are amortized on a straight-line or an accelerated method over their estimated useful lives of approximately 9 to 12 years.

Long-term Assets: Premises and equipment, core deposit and other intangible assets, and other long-term assets are reviewed for impairment when events indicate their carrying amount may not be recoverable from future undiscounted cash flows. If impaired, the assets are adjusted to their fair value.

Loan Commitments and Related Financial Instruments: Financial instruments include off-balance sheet credit instruments, such as commitments to make loans and commercial letters of credit, issued to meet customer financing needs. The face amount for these items represents the exposure to loss, before considering customer collateral or ability to repay. Such financial instruments are recorded when they are funded. Instruments, such as standby letters of credit, that are considered financial guarantees in accordance with FASB Interpretation No. 45, are recorded at fair value if significant.

Repurchase Agreements: Substantially all repurchase agreement liabilities represent amounts advanced by various customers. Securities are pledged to cover these liabilities, which are not covered by federal deposit insurance.

Stock Compensation: Employee compensation expense under stock options is reported using the intrinsic value method. No stock-based compensation cost is reflected in net income, as all options granted had an exercise price equal to or greater than the market price of the underlying common stock at date of grant. The following table illustrates the effect on net loss and earnings (loss) per share for 2004 and 2003 if expense was measured using the fair value recognition provisions of FASB Statement No. 123, *Accounting for Stock-Based Compensation.*

	2004	2003
Net loss as reported	$(228,035)	$(442,655)
Deduct:		
Dividends paid on preferred shares	(123,724)	(41,499)
Stock-based compensation expense determined under fair value based method	(61,283)	(67,283)
Pro forma net loss	$(413,042)	$(509,938)
Basic and diluted earnings (loss) per share as reported	$ (0.05)	$ (0.08)
Pro forma basic and diluted earnings (loss) per share	$ (0.06)	$ (0.08)

The pro forma effects are computed using option pricing models, using the following weighted average assumptions as of the grant date.

	2004	2003
Risk-free interest rate	4.50%	4.25%
Expected option life	10 years	10 years
Expected stock price volatility	19%	0%
Dividend yield	0%	0%

Income Taxes: Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.

Earnings (Loss) Per Common Share: Basic earnings (loss) per common share is net income (loss), less preferred stock dividend, divided by the weighted average number of common shares outstanding during the period. Diluted earnings per common share includes the dilutive effect of additional potential common shares issuable under stock options and stock warrants. Earnings and dividends per share are restated for all stock splits and dividends through the date of issue of the financial statements.

Comprehensive Income (Loss): Comprehensive income (loss) consists of net income (loss) and other comprehensive income. Other comprehensive income (loss) includes unrealized gains and losses on securities available for sale which are also recognized as separate components of equity.

Adoption of New Accounting Standards: During 2003, the Corporation adopted FASB Statement 143, *Accounting for Asset Retirement Obligations,* FASB Statement 145, *Rescission of FAS Statement 4, 44 and 64, Amendment of FAS Statement 13, and Technical Corrections,* FASB Statement 146, *Accounting for Costs Associated with Exit or Disposal Activities,* FASB Statement 149, *Amendment of Statement 133 on Derivative Instruments and Hedging Activities,* FASB Statement 150, *Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equities,* FASB Statement 132 (revised 2003), *Employers' Disclosures about Pensions and Other Postretirement Benefits,* FASB Interpretation 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees,* and FASB Interpretation 46, *Consolidation of Variable Interest Entities.*

FASB Statement 123 (revised 2004), *Share-Based Payment* requires all public companies to record compensation cost for stock options provided to employees in return for employee service. The Corporation expects to adopt FASB Statement 123 (revised 2004) in 2006. The effect on results of operations will depend on future option grants and their value at a future date so the Corporation has not determined the import at this time.

Statement of Position 03-03, *Accounting for Certain Loans or Debt Securities Acquired in a Transfer* requires that a valuation allowance for loans acquired in a transfer reflect only losses incurred after acquisition and should not be recorded at acquisition. This statement is effective for loans acquired in fiscal years beginning January 1, 2005.

Adoption of the new standards did not materially affect the Company's operating results or financial condition.

Loss Contingencies: Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there now are such matters that will have a material effect on the financial statements.

Restrictions on Cash: Cash on hand or on deposit with the Federal Reserve Bank of $1,050,000 was required to meet regulatory reserve and clearing requirements at year-end 2004. These balances do not earn interest.

Common Share Dividend Restriction: Banking regulations require maintaining certain capital levels and may limit the dividends paid by the bank to its parent holding company or by the holding company to shareholders. No common share dividends may be paid at this time, as the Bank and its parent holding company have had a net loss from the preceding two years and deficit retained earnings.

Fair Value of Financial Instruments: Fair value of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in a separate note. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates.

Operating Segments: While the chief decision makers monitor the revenue streams of the various products and services, operations are managed and financial performance is evaluated on a Corporation-wide basis. Accordingly, all of the financial service operations are considered by management to be aggregated in one reportable operating segment.

Reverse Stock Split: Effective July 15, 2003, the Board ratified a reverse 1:5 split and authorized the reduction of the authorized common stock shares to 20 million. All share information in the consolidated financial statements reflect the split.

Reclassifications: Some items in the prior year financial statements were reclassified to conform to the current presentation.

Note 2–Securities

The fair value of available for sale securities and the related gross unrealized gains and losses recognized in accumulated other comprehensive income (loss) at year-end were as follows:

	Fair Value	Gross Unrealized Gains	Gross Unrealized Losses
2004			
Mortgage-backed and other	$ 269,164	$16,264	$ (1,700)
Mutual funds	5,356,197	-	(143,803)
	$5,625,361	$16,264	$(145,503)
2003			
Mortgage-backed	$ 32,512	$ 1,724	$ (40)
Mutual funds	7,850,619	—	(135,978)
	$ 7,883,131	$ 1,724	$ (136,018)

The carrying amount, unrecognized gains and losses, and fair value of securities held to maturity at year-end were as follows:

	Carrying Amount	Gross Unrecognized Gains	Gross Unrecognized Loses	Fair Value
2004				
U.S. Government and federal agency	$13,131,509	$44,016	$(81,196)	$13,094,329
Corporate	257,528	-	(3)	257,525
Mortgage-backed	2,401,196	-	(56,069)	2,345,127
2003				
U.S. Government and federal agency	$ 8,165,964	$ 42,122	$ (71,336)	$ 8,136,750
Corporate	264,201	2,049	—	266,250
Mortgage-backed	2,963,923	—	(74,415)	2,889,508
	$ 11,394,088	$ 44,171	$ (145,751)	$ 11,292,508

Sales of available for sale securities were as follows:

	2004	2003
Proceeds	$2,454,006	$3,038,325
Gross gains	-	37,921
Gross losses	32,664	16,133

The fair value of debt securities and carrying amount, if different, at year-end 2004 by contractual maturity were as follows. Securities not due at a single maturity date, primarily mortgage-backed securities and mutual funds, are shown separately.

	Held to Maturity		Available for Sale
	Carrying Amount	*Fair Value*	*Fair Value*
Due in one year or less	$ —	$ —	$ —
Due from one to five years	11,389,037	11,375,955	—
Due from five to ten years	2,000,000	1,975,900	269,164
Mutual fund	—	—	5,356,197
Mortgage-backed	2,401,196	2,345,126	—
	$15,790,233	$15,696,981	$5,625,361

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

DECEMBER 31, 2004 AND 2003

Securities pledged at year-end 2004 and 2003 had a carrying amount of $5,542,931 and $4,169,501. In 2004 $3,499,563 was pledged to secure Federal Home Loan Bank advances of $3,000,000 and $2,043,368 and was pledged to secure repurchase agreements. In 2003 the full amount was pledged to secure repurchase agreements.

Securities with unrealized losses at year-end 2004, aggregated by investment category and the length of time that the securities have been in an unrealized loss position, are as follows:

	Less than 12 Months		More than 12 Months		Total	
Description of Securities	**Fair Value**	**Unrealized Loss**	**Fair Value**	**Unrealized Loss**	**Fair Value**	**Unrealized Loss**
U.S. Government federal agency	$8,062,630	$ 81,196	$ —	$ —	$8,062,630	$ 81,196
Mutual funds	—	—	5,356,197	143,803	5,356,197	143,803
Mortgage-backed	2,346,392	56,090	—	—	2,346,392	56,090
Corporate	305,845	1,683	—	—	5,845	1,683

Securities with unrealized losses at year-end 2003, aggregated by investment category, are as follows:

	Less than 12 Months		More than 12 Months		Total	
Description of Securities	**Fair Value**	**Unrealized Loss**	**Fair Value**	**Unrealized Loss**	**Fair Value**	**Unrealized Loss**
U.S. Government federal agency	$5,428,125	$ 71,336	$ —	$ —	$5,428,125	$ 71,336
Mutual funds	7,850,619	136,260	—	—	7,850,619	136,260
Mortgage-backed	2,832,094	74,455	—	—	2,832,094	74,455

Unrealized losses on securities have not been recognized into income because the issuers are of high credit quality (government agencies and sponsored entities), management has the intent and ability to hold for the foreseeable future, and the decline in fair value is largely due to changes in market interest rates. The fair value is expected to recover as the securities approach their maturity date or market interest rates change. The investment in mutual funds is a single investment in one short-term government securities fund. It represents greater than 10% of equity at December 31, 2004.

Note 3—Loans

Loans at year-end were as follows:

	2004	2003
Commercial	$ 28,446,545	$22,584,839
Real estate:		
Residential	8,662,869	2,465,445
Commercial	115,168,129	37,608,153
Consumer	1,633,589	4,283,037
Other	1,854,942	129,054
	155,766,074	67,070,528
Less: Allowance for loan losses	(1,678,191)	(738,147)
Net deferred loan fees	(358,312)	(135,847)
Loans, net	$153,729,571	$66,196,534

Activity in the allowance for loan losses was as follows:

	2004	2003
Beginning balance	$ 738,147	$ 747,750
Provision for loan losses	1,397,000	978,066
Loans charged off	(1,095,756)	(1,050,857)
Recoveries	180,800	63,188
Acquisition related adjustment	458,000	—
Ending balance	$ 1,678,191	$ 738,147

Impaired loans were as follows:

	2004	2003
Year-end loans with no allocated allowance for loan losses	$ -	$ 750,000
Year-end loans with allocated allowance for loan losses	2,057,250	969,965
	$2,057,250	$1,719,965
Amount of the allowance for loan losses allocated	$ 84,296	$ 108,278
Average of impaired loans during the year	$1,410,603	$1,216,351
Interest income recognized during impairment	25,487	31,303
Cash-basis interest income recognized	25,487	31,303

Nonperforming loans were as follows:

	2004	2003
Loans past due over 90 days still on accrual	$ -	$ 20,000
Nonaccrual loans	141,208	798,000
	$ 141,208	$ 818,000

Nonperforming loans includes both smaller balance homogeneous loans that are collectively evaluated for impairment and individually classified impaired loans.

Note 4–Premises and Equipment

Year-end premises and equipment were as follows:

	2004	2003
Land	$ 478,375	$ 478,375
Buildings and improvements	429,157	420,209
Leasehold improvements	1,344,759	1,099,477
Furniture, fixtures and equipment	1,356,565	1,150,637
	3,608,856	3,148,698
Less: Accumulated depreciation	1,683,159	1,430,860
	$1,925,697	$1,717,838

Depreciation expense was $432,123 and $229,678 in 2004 and 2003.

Rent expense was $825,512 and $404,093 in 2004 and 2003. Rent commitments under non-cancelable operating leases were as follows, before considering renewal options that generally are present:

2005	$ 941,356
2006	933,934
2007	502,244
2008	430,280
2009	355,970
Thereafter	1,494,612
	$4,658,396

Note 5–Goodwill and Intangible Assets

Acquired Identifiable Intangible Assets

Acquired intangible assets were as follows as of year-end:

	2004		2003	
	Gross Carrying Amount	Accumulated Amortization Accretion	Gross Carrying Amount	Accumulated Amortization
Core deposit intangibles	$1,028,587	$(185,307)	$200,000	$(30,550)

Aggregate amortization expense was $154,757 and $20,828 for 2004 and 2003.

Goodwill was $5,287,350 and $1,942,945 at December 31, 2004 and 2003, respectively. The $3,344,405 increase in goodwill in 2004 was attributable to the Gulf Bank transaction. There was no impairment of goodwill at December 31, 2004 or 2003.

Estimated amortization expense for each of the next five years:

2005	$166,942
2006	148,621
2007	130,207
2008	430,280
2009	93,381
	$650,945

Note 6–Deposits

NOW, savings, and money market account deposits totaled $35,481,190 and $24,616,623 at December 31, 2004 and 2003.

Time deposits of $100,000 or more were $46,573,652 and $23,455,507 at year-end 2004 and 2003. There were $12,895,000 of broker deposits outstanding at December 31, 2004.

Scheduled maturities of all time deposits for the next five years were as follows:

2005	$62,531,827
2006	15,171,967
2007	6,698,396
2008	1,419,706
2009	623,725
	$86,445,621

Note 7–Securities Sold Under Agreements to Repurchase

Securities sold under agreements to repurchase are secured by securities with a carrying amount of $2,043,368 at year-end 2004.

Securities sold under agreements to repurchase are financing arrangements that mature within two years. Securities are pledged to cover these liabilities, which are not covered by federal deposit insurance. Information concerning securities sold under agreements to repurchase is summarized as follows:

	2004	2003
Average daily balance during the year	$2,453,000	$2,441,000
Average interest rate during the year	0.73%	0.51%
Maximum month-end balance during the year	$2,466,000	$3,249,000
Weighted average interest rate at year-end	1.68%	0.42%

Note 8–Federal Home Loan Bank Advances

In August 2004 the Bank was accepted into membership of the Federal Home Loan Bank of Atlanta (FHLB). At that time the Bank assumed $3.0 million of advances previously issued to Gulf Bank. The Bank had increased the outstanding borrowings from FHLB to $8.0 million at year end. The Bank has pledged a security interest in its real estate loan portfolio to the FHLB as collateral for borrowings obtained from the FHLB.

The details of FHLB borrowings at December 31, 2004 were as follows:

Amount	Maturity Date	Interest Rate
$1,000,000	March 26, 2008	5.51%
2,000,000	March 7, 2005	7.44
3,000,000	December 10, 2007	3.59
2,000,000	December 8, 2008	3.87
$8,000,000		

Federal funds purchased totaled $2,500,000 and $1,000,000 at December 31, 2004 and 2003.

Note 9–Income Taxes

The Corporation recorded no current or deferred benefit for income taxes in 2004 and 2003 as a result of recording a valuation allowance in an amount equal to its net deferred tax assets.

Effective tax rates differ from federal statutory rates applied to financial statement income (loss) due to the following:

	2004	2003
Federal statutory rate of 34% times financial statement (loss)	$(77,532)	$(150,503)
Effect of:		
State taxes	–	—
Deferred tax valuation allowance	77,532	150,503
	$ –	$ —

Year-end deferred tax assets and liabilities were due to the following:

	2004	2003
Deferred tax assets:		
Net operating loss carryforwards (expires 2023)	$ 4,084,979	$ 4,092,726
Accrual to cash-basis reporting for tax purposes	–	41,942
Allowance for loan losses	331,555	141,832
Unrealized loss on securities available for sale	47,800	49,800
Depreciation	119,078	108,346
Loan fee income	134,833	51,119
Other	50,287	55,150
Deferred tax liabilities:		
Intangibles	(178,785)	(96,023)
Accrual to cash-basis reporting for tax purposes	(70,923)	—
Net deferred tax assets	4,518,824	4,441,292
Valuation allowance for deferred tax assets	(4,518,824)	(4,441,292)
Net deferred tax assets after valuation allowance	$ –	$ —

The Corporation has recorded a valuation allowance on the deferred tax assets to reduce the total to an amount that management believes is more likely than not to be realized. The valuation allowance increased $77,532 during the year ended December 31, 2004 and increased by $150,503 during the year ended December 31, 2003. Realization of deferred tax assets is dependent upon sufficient future taxable income during the period that deductible temporary differences and carryforwards are expected to be available to reduce taxable income. No income tax benefits have been provided for the years ended December 31, 2004 and 2003, because the results of operations do not provide sufficient evidence that the net operating losses available for carryforward will be utilized in the future.

The Corporation has available federal net operating loss carryforwards approximating the following at December 31, 2004:

Expiring December 31,	
2004	$ 480,000
2005	760,000
2006	526,000
2007	935,000
2008	905,000
2009	872,000
2010	898,000
2011	288,000
2012	844,000
2018	308,000
2019	591,000
2020	1,268,000
2021	1,416,000
2022	322,000
2023	442,000
	$10,855,000

As a result of changes in ownership of the corporation in excess of 50% in 1993 and 2000, the net operating loss carryforwards expiring in periods prior to 2020 are limited in the amount that may be used in any year.

Note 10—Related Party Transactions

Loans to principal officers, directors, and their affiliates in 2004 and 2003 were as follows:

	2004	2003
Beginning balance	$ 2,370,932	$ 3,036,217
New and renewed loans	695,000	777,875
Payments and renewals	(2,370,932)	(1,443,160)
Ending balance	$ 695,000	$ 2,370,932

Deposits from principal officers, directors, and their affiliates at year-end 2004 and 2003 were $1,564,900 and $1,101,912.

Note 11—Stock Options

The Corporation has granted stock options for the purchase of shares of common stock of the Corporation to directors, former directors, employees and select consultants of the Corporation under various compensation agreements and actions of the Board of Directors. All options for the purchase of common stock of the Corporation expire 10 years from the date of issue. All options available under the Plans have been issued.

A summary of the options for the purchase of common stock of the Corporation as of December 31, 2004 and 2003, and changes during the years then ended is presented below.

	2004		2003	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	297,517	$2.18	133,917	$1.85
Granted	921,500	2.63	164,000	2.35
Exercised	(27)	3.75	—	—
Forfeited or expired	(42,967)	2.35	(400)	2.35
Outstanding at end of year	1,176,023	$2.59	297,517	$2.18
Options exercisable at year-end	141,800	$2.39	154,897	$1.63
Weighted average fair value of options granted during year		$2.39		$1.76

Options outstanding at year-end 2004 were as follows:

	Outstanding			Exercisable	
Range of Exercise Prices	Number	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number	Weighted Average Exercise Price
$1.30–$2.00	57,104	6.5 years	$1.71	57,104	$0.98
$2.35	175,200	7.8	2.35	70,080	2.35
$2.63	921,500	9.0	2.63	—	2.63
$3.75	12,673	3.5	3.75	5,069	3.75
$6.25	9,546	1.0	6.25	9,546	6.25
Outstanding at year-end	1,176,023	8.6	2.59	141,800	2.41

Note 12–Stock Warrants

As of December 31, 2004, the Corporation has issued outstanding warrants to purchase 6,889,050 shares of common stock, including Class A, B, C and D warrants.

Class A Warrants

An aggregate of 942,625 Class A warrants are outstanding as of December 31, 2004. Each warrant entitles the holder to purchase one share of common stock at an exercise price of $4.00, subject to adjustment for stock splits, reverse stock splits and other events of recapitalization. The Corporation may redeem the Class A warrants at any time if the following conditions have been satisfied: (i) the Corporation has registered for resale the common stock issuable upon exercise of the Class A warrants; (ii) the common stock, as publicly traded in the over-the-counter market or on a national securities exchange, has closed at a price of at least $8.50 for 20 continuous trading days; and (iii) the Corporation pays $4.00 per outstanding warrant, subject to adjustment. If not earlier redeemed, the Class A warrants will expire no later than April 2008.

Class B Warrants

An aggregate of 942,625 Class B warrants are outstanding as of December 31, 2004. Each warrant entitles the holder to purchase one share of common stock at an exercise price of $3.50, subject to adjustment for stock splits, reverse stock splits and other events of recapitalization. The Class B warrants will expire no later than April 2006.

Class C Warrants

An aggregate of 180,000 Class C warrants are outstanding as of December 31, 2004. Each warrant entitles the holder to purchase 2.3 shares of common stock at an exercise price of $3.75 per share, subject to adjustment for stock splits, reverse stock splits and other events of recapitalization. The Corporation may redeem the Class C warrants at any time if the following conditions have been satisfied: (i) the Corporation has registered for resale the common stock issuable upon exercise of the Class C warrants; (ii) the common stock, as publicly traded in the over-the-counter market or on a national securities exchange, has closed at a price of at least $8.50 for 20 continuous trading days; and (iii) the Corporation pays $8.65 per outstanding warrant, subject to adjustment. If not earlier redeemed, the Class C warrants will expire no later than May 15, 2007.

Class D Warrants

An aggregate of 5,110,000 Class D warrants are outstanding as of December 31, 2004. Each Class D warrant entitles the holder to purchase one share of our common stock at an exercise price per share of $4.00. The exercise price is subject to adjustment upon the occurrence of certain events as provided in the Class D warrant certificate. Our Class D warrants may be exercised at any time until May 13, 2009, at which time they will expire.

The Corporation has the right to redeem the Class D warrants issued in this offering at a redemption price of $0.50 per warrant (subject to adjustment in the event of a stock split, reverse stock split, stock dividend on the common stock or the like) after providing 30 days' prior written notice to the Class D warrant holders at any time after the closing price of our common stock equals or exceeds $5.60 for five consecutive trading days. If the Corporation calls the Class D warrants for redemption, they will be exercisable until the close of business on the business day next preceding the specified redemption date.

Other Warrants

An aggregate of 73,800 warrants have been issued to Franklin National Financial Group, LLC for compensation for certain private offerings of the Corporation's common shares.

Note 13–Capital Requirements and Restrictions on Retained Earnings

Banks and bank holding companies are subject to regulatory capital requirements administered by federal banking agencies. Capital adequacy guidelines and, additionally for banks, prompt corrective action regulations involve quantitative measures of assets, liabilities, and certain off-balance-sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators. Failure to meet capital requirements can result in regulatory action. The Corporation has agreed with Bank regulators to keep the Bank well capitalized.

Prompt corrective action regulations provide five classifications: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition. If adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as are asset growth and expansion, and capital restoration plans are required. As of December 31, 2004 and 2003, the most recent regulatory notifications categorized the Bank as well capitalized under the regulatory framework for prompt corrective action.

The Bank's actual and required capital amounts and ratios (in thousands of dollars) at year-end are presented below.

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
2004						
Total Capital to risk weighted assets	$16,377	10.03%	$13,065	8.0%	$16,332	10.0%
Tier 1 Capital to risk weighted assets	14,699	9.00	6,533	4.0	9,799	6.0
Tier 1 Capital to average assets	14,699	8.37	6,868	4.0	8,585	5.0
2003						
Total Capital to risk weighted assets	$ 8,200	10.67%	$ 6,149	8.0%	$ 7,686	10.0%
Tier 1 Capital to risk weighted assets	7,462	9.71	3,075	4.0	4,612	6.0
Tier 1 Capital to average assets	7,462	8.01	3,727	4.0	4,659	5.0

The holding company's capital amounts and ratios (in thousands of dollars) at year-end are presented below.

	Actual		For Capital Adequacy Purposes	
	Amount	Ratio	Amount	Ratio
2004				
Total Capital to risk weighted assets	$16,474	10.09%	$13,065	8.0%
Tier 1 Capital to risk weighted assets	14,481	8.87	6,533	4.0
Tier 1 Capital to average assets	14,481	8.24	7,028	4.0

Note 14—Commitments and Contingencies

Some financial instruments, such as loan commitments, credit lines, letters of credit, and overdraft protection, are issued to meet customer financing needs. These are agreements to provide credit or to support the credit of others, as long as conditions established in the contract are met, and usually have expiration dates. Commitments may expire without being used. Off-balance-sheet risk to credit loss exists up to the face amount of these instruments, although material losses are not anticipated. The same credit policies are used to make such commitments as are used for loans, including obtaining collateral at exercise of the commitment.

The contractual amount of financial instruments with off-balance-sheet risk was as follows at year-end:

	2004	2003
Commitments to make loans		
—fixed	$ 319,891	$ —
—variable	37,183,015	10,956,916
Standby letters of credit	1,779,991	385,416
	$39,282,897	$11,342,332

Commitments to make loans are generally made for periods of 60 days or less. Fixed rate loan commitments have interest rates ranging from 3.5% to 12.0% and maturities ranging from one year to three years.

Employment Agreements: The Corporation has employment agreements with the Chairman and the President of the Bank. Under terms of the agreement, the Corporation agreed to pay a base salary of $130,000 per year, to grant options, and to provide certain other benefits and compensation. The employment agreements also included a provision requiring certain payments upon the occurrence of certain events leading to the termination of employment such as a change in control, death, or disability. The 2003 agreements were automatically renewed and the expirations were extended to December 31, 2004.

Note 15–Fair Values of Financial Instruments

Carrying amounts and estimated fair values of financial instruments were as follows at year-end:

	2004		2003	
	Carrying Amounts	**Fair Values**	**Carrying Amounts**	**Fair Values**
Financial assets				
Cash and due from financial institutions	$ 6,213,556	$ 6,213,556	$ 3,190,424	$ 3,190,424
Securities available for sale	5,625,361	5,625,361	7,883,131	7,883,131
Securities held to maturity	15,790,233	15,696,981	11,394,088	11,292,508
Loans, net	153,729,571	153,340,401	66,196,534	66,406,004
Federal Reserve Bank stock	610,050	610,050	294,750	294,750
Federal Home Loan Bank stock	548,100	548,100	—	—
Accrued interest receivable	604,053	604,053	257,310	257,310
Financial liabilities				
Deposits	$ (158,158,474)	$158,052,889	$ (80,133,130)	$(80,188,346)
Federal funds purchased	(2,500,000)	(2,500,000)	(1,000,000)	(1,000,000)
Repurchase agreements	(1,257,119)	(1,257,119)	(2,436,584)	(2,436,584)
Federal Home Loan Bank advances	(8,000,000)	(8,000,000)	—	—
Accrued interest	(293,346)	(293,346)	(240,562)	(240,562)

The methods and assumptions used to estimate fair value are described as follows.

Carrying amount is the estimated fair value for cash and cash equivalents, short-term borrowings, accrued interest receivable and payable, demand deposits, short-term debt, and variable rate loans or deposits that reprice frequently and fully. Security fair values are based on market prices or dealer quotes, and if no such information is available, on the rate and term of the security and information about the issuer. For fixed rate loans or deposits and for variable rate loans or deposits with infrequent repricing or repricing limits, fair value is based on discounted cash flows using current market rates applied to the estimated life and credit risk. Fair values for impaired loans are estimated using discounted cash flow analysis or underlying collateral values. Fair value of debt is based on current rates for similar financing. The fair value of off-balance-sheet items is not significant.

Note 16–Parent Corporation Only Condensed Financial Information

Condensed financial information of PanAmerican Bancorp is as follows:

Condensed Balance Sheets

	December 31,	
	2004	**2003**
Assets		
Cash and cash equivalents	$ 178,289	$ 54,916
Investment in Bank subsidiary	20,625,593	9,738,018
Other assets	2,743	86,947
Total assets	$20,806,625	$9,879,881
Liabilities and Shareholders' Equity		
Liabilities	$ 60,515	$ 32,785
Shareholders' equity	20,746,110	9,847,096
Total liabilities and shareholders' equity	$20,806,625	$9,879,881

Condensed Statements of Income

	December 31,	
	2004	**2003**
Equity in net (income) loss of Bank	$ (134,238)	$ 143,293
Less:		
Interest expense	24,835	3,958
Salaries and benefits	134,347	186,177
Other expense	203,091	109,227
Net loss	$ (228,035)	$ (442,655)

Condensed Statements of Cash Flows

	Years Ended December 31, 2004	2003
Cash flows from operating activities		
Net loss	$ (228,035)	$ (442,655)
Adjustments:		
Equity in undistributed (income) loss of Bank	(134,238)	143,293
Change in other assets and other liabilities	115,096	(99,802)
Net cash from operating activities	(247,177)	(399,164)
Cash flows from investing activities		
Investment in Bank	(10,753,337)	(1,919,563)
Net cash from investing activities	(10,753,337)	(1,919,563)
Cash flows from financing activities		
Increase in note payable	1,000,000	—
Repayment of note payable	(1,000,000)	(250,000)
Issuance of preferred shares	3,095,000	—
Repayment of preferred shares	(2,785,000)	—
Proceeds from stock issue	10,937,611	2,347,696
Dividends paid	(123,724)	—
Net cash from financing activities	11,123,887	2,097,696
Net change in cash and cash equivalents	123,373	(221,031)
Beginning cash and cash equivalents	54,916	275,947
Ending cash and cash equivalents	$ 178,289	$ 54,916

Note 17–Earnings (Loss) Per Share

The factors used in the earnings (loss) per share computation were as follows:

	2004	2003
Basic and diluted		
Net loss	$ (228,035)	$ (442,655)
Less: Dividends paid on preferred shares	(123,724)	—
Net loss attributable to common shareholders	$ (351,759)	$ (442,655)
Weighted average common shares outstanding	7,402,509	5,625,618
Basic and diluted earnings (loss) per common share	$ (0.05)	$ (0.08)

Stock options and stock warrants for 1,218,290 and 7,249,050 shares of common stock were not considered in computing diluted earnings per common share for 2004, and stock options and stock warrants for 283,417 and 2,373,050 shares of common stock were not considered in computing diluted earnings per common share for 2003, because they were antidilutive.

Note 18–Other Comprehensive Income (Loss)

Other comprehensive income (loss) components and related taxes were as follows:

	2004	2003
Unrealized holding gains (losses) on available for sale securities	$(27,609)	$(116,235)
Less: Reclassification adjustments for gains (losses) later recognized in income	32,664	(21,788)
Net unrealized gains (losses)	5,055	(138,023)
Tax effect	(1,890)	50,130
Other comprehensive income (loss) before minority interest	3,165	(87,893)
Minority interest in other comprehensive (income) loss of subsidiary	(3)	182
Other comprehensive income (loss)	$ 3,162	$ (87,711)

Note 19–Purchase of Assets and Assumption of Selected Liabilities of Gulf Bank

In order to expand its banking presence in Miami-Dade County, Florida, the Bank executed the Gulf Bank Asset Purchase Agreement that closed on February 17, 2004 for $3.7 million. This transaction caused the transfer of all of Gulf Bank's loans, totaling $42 million, to the Bank along with certain contracts of Gulf Bank and the books and records of Gulf Bank relating to the transferred assets. In addition, the Bank received a cash payment of approximately $28 million and fixed assets valued at approximately $500,000. The Bank assumed all of the deposits totaling $67 million of Gulf Bank and Federal Home Loan Bank advances totaling $3 million and entered into an assignment and sublease agreements for the lease of the three Gulf Bank branches in Miami-Dade County.

The Bank accounted for the transaction as a business combination under the purchase accounting method. The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition (in thousands of dollars).

Cash	$27,317
Loans, net of allowance for loan losses of $458,000	41,750
Fixed assets	508
Goodwill	3,344
Core deposit intangible	828
Total assets acquired	73,747
Deposits	67,013
Federal Home Loan Bank borrowings	3,000
Total liabilities assumed	70,013
Net assets acquired	$ 3,734

The following table summarizes selected pro forma financial information but does not include amounts related to acquisition costs that were incurred to complete implementation of the acquisition.

The selected pro forma combined financial information, while helpful in illustrating the financial characteristics of the acquisition under one set of assumptions, does not reflect the impact of possible revenue enhancements, expense efficiencies and other factors that may result as a consequence of the acquisition and, accordingly, does not attempt to predict or suggest future results. It also does not necessarily reflect what the historical results of the combined business would have been had our companies been combined during the period presented.

PanAmerican Bancorp
Select Pro Forma Combined Financial Information

	PanAmerican Bancorp for the Year Ended December 31, 2004	Gulf Bank for the Period Ended February 17, 2004	Acquisition Pro Forma Adjustments	Pro Forma PanAmerican for the Year Ended December 31, 2004
Net interest income	$6,519,437	$ 284,537	$ (8)	$6,803,966
Net (loss) income	(228,035)	158,183(1)	(8)	(69,860)
Basic and diluted earnings (loss) per share	(0.05)	–	–	(0.02)

(1) Includes Gulf Bank net gains on sales of securities of $184,000

	PanAmerican Bancorp for the Year Ended December 31, 2003	Gulf Bank for the Period Ended February 17, 2003	Acquisition Pro Forma Adjustments	Pro Forma PanAmerican for the Year Ended December 31, 2003
Net interest income	$ 3,735,430	$2,722,945	$ (43,222)	$ 6,415,153
Net (loss) income	(442,655)	(139,663)	(1,131,553)	(2,923,871)
Basic and diluted earnings (loss) per share	(0.08)	—	—	(0.50)

Note 20–Quarterly Financial Data (Unaudited)

	Interest Income	Net Interest Income	Net Income (Loss)	Earnings (Loss) Per Share Basic	Earnings (Loss) Per Share Fully Diluted
2004					
First quarter	$1,565,332	$1,082,459	$(566,583)	$(0.10)	$(0.10)
Second quarter	2,059,873	1,483,586	(55,561)	(0.01)	(0.01)
Third quarter	2,378,823	1,817,218	158,684	0.00	(0.00)
Fourth quarter	2,844,562	2,136,174	235,425	0.03	0.03
2003					
First quarter	$ 1,207,123	$ 888,499	$ (80,505)	$ 0.02	$ 0.02
Second quarter	1,182,331	906,148	(456,946)	(0.08)	(0.08)
Third quarter	1,250,074	940,270	106,714	0.02	0.02
Fourth quarter	1,292,939	1,000,513	(172,928)	(0.04)	(0.04)

Note 21–Subsequent Events (Unaudited)

On February 15, 2005, the Corporation engaged an investment banking firm, Brean Murray and Co., Inc., to act as the Corporation's lead placement agent for a private offering of equity securities of the Corporation with a mandate to raise approximately $15 million. The transaction is expected to be completed in the second quarter of 2005.

On February 21, 2005, the Corporation engaged Franklin National Financial Group LLC to act as Non Exclusive Placement Agent for a private offering of equity securities of the Corporation with a mandate to raise approximately $3 million. The transaction is expected to be completed in the first quarter of 2005.

On February 23, 2005, the Corporation signed a Commitment Letter with International Bankers Bank of Orlando, Florida to borrow up to $2 million on a revolving credit basis over a two-year period.

Market for Common Equity and Related Stockholder Matters

At the present, our common stock is traded on the American Stock Exchange under the symbol PNB. During 2004 the high and low trades respectively were $4.85 on June 14, 2004 and $2.50 on August 17, 2004. Our common stock closed trading on December 31, 2004 at a price of $4.03 per share.

The following table shows our quarterly share price range for 2003 and 2004:

	2004		2003	
	High $	Low $	High $	Low $
First quarter	4.70	2.50	4.50	4.50
Second quarter	4.85	3.25	4.25	3.25
Third quarter	3.38	2.50	9.90	3.00
Fourth quarter	4.11	3.04	5.50	3.10

Both federal and Florida law limit the frequency and amount of dividends that may be paid to our shareholders. Also, banking regulators may restrict the ability of any bank subject to their jurisdiction to pay dividends if the payments would constitute an unsafe or unsound banking practice. Under applicable banking regulations, we may not pay cash dividends on our common shares until our accumulated deficit has been eliminated. No common share dividends have ever been paid. The determination of the Board of Directors to declare dividends in the future will depend upon the earnings, capital requirements, and financial position of the Company, and upon other factors they may deem relevant.

The Board of Directors have authorized 20 million shares of common stock for the Company. At February 25, 2005, 8,372,126 shares had been issued and are outstanding and were held by approximately 541 shareholders.

During January 2004, 3,100 shares of preferred stock totaling $3.1 million were issued. The preferred stock pays a dividend of 8% semi-annually. On August 17, 2004, dividends totaling $123,724 were paid on the shares. In addition 2,785 shares were redeemed in 2004. At year end 315 shares of preferred stock were outstanding with a par value of $315,000. The preferred stock offering was a private placement under Rule 506 of Regulation D of the Securities Act.

During the fiscal year ended December 31, 2004, the Company sold the following securities subject to registration under the Securities Act of 1933:

On May 13, 2004, the Corporation completed an SB 2 Registration Statement for the sale of 2,000,000 units each consisting of one share of Common Stock and two Class D common stock purchase warrants.

During the fiscal year ended December 31, 2004, the Company sold the following securities without registration under the Securities Act of 1933:

On June 14, 2004, the Company completed a private placement offering (the "Offering") under Rule 506 of Regulation D of the Securities Act of 1933, as amended (the "Securities Act"). Pursuant to the terms of the Offering, the Company sold to First Bancorp and McAlpine Park Lane, Inc. (collectively, the "Investors") 125,000 and 55,000 units, respectively, at a purchase price of $4.75 per unit for aggregate gross proceeds of common stock, $.01 par value ("Common Stock"), and (ii) two Class D Common Stock purchase warrants (public warrants) (the "Warrants"). The units were offered at a price of $4.75 per unit. The per unit price of the Offering was determined by the Company, based upon an analysis of certain factors including, without limitation, the Company's potential future earnings, assets and net worth. Following the Offering and as of December 31, 2004, the Company has 8,372,126 shares of Common Stock issued and outstanding and 4,960,000 Class D Warrants.

PANAMERICAN BANK

3400 CORAL WAY
MIAMI, FLORIDA 33145

2004

ANNUAL REPORT

PanAmerican Bancorp, incorporated on April 8, 1992, is a single-bank holding company. PanAmerican Bank (the Bank), which is the sole subsidiary of the PanAmerican Bancorp, is a state-chartered, federal member bank engaged in a general commercial and consumer banking business. Its primary market area for loans and deposits are Miami-Dade, Broward and Palm Beach counties in southeast Florida, where it operates seven full-service banking offices. The Bank is engaged in general commercial banking, providing a wide range of loan and deposit services. The Bank's customers are predominantly small to medium-sized businesses, individual investors and consumers. During the year ended December 31, 2004, collateralized loans included commercial loans, which represented 18% of the Company's lending portfolio; commercial mortgage loans, which represented 74%; residential real estate loans, which represented 6%, and consumer and installment loans, which represented 2%. On February 17, 2004, the Company purchased certain assets and assumed certain liabilities of Gulf Bank of Miami, Florida.

PANAMERICAN BANK LOAN DISBURSEMENT



COMMERCIAL MORTGAGE LOANS
74%
COMMERCIAL LOANS
18%
CONSUMER, HOME EQUITY, AND INSTALLMENT LOANS
2%
RESIDENTIAL MORTGAGE LOANS
6%

Board of Directors

Michael F. Golden
Chairman of the Board, Bank
President & CEO, Bancorp

Hugo Castro
President & CEO, Bank
Director, Bancorp

James Partridge
Director, Bank
Chairman of the Board, Bancorp

Nelson Famadas
Director, Bank
Director, Bancorp

Stephen Perrone
Vice Chairman, Bank
Director, Bancorp

Leonard Marinello
Director, Bank
Director, Bancorp

Alberto Valle
Director, Bank
Director, Bancorp

Corporate Information

PanAmerican Bank
3400 Coral Way
Miami, FL 33145
305.421.6800

Form 10-K
A copy of the SEC form 10-K is available at no charge by written request to the Chief Financial Officer at the Corporation's corporate offices.

Annual Meeting
PanAmerican Bank
1200 N. Federal Highway, Suite 111A
Boca Raton, FL 33432

Independent Auditors
Crowe Chizek & Company LLC
899 W. Cypress Creek Road, Suite 91[illegible]
Fort Lauderdale, FL 33309
954.489.9310

Registrar & Transfer Agent
Olde Monmouth Stock Transfer Co., Inc.
200 Memorial Parkway
Atlantic Heights, NJ 07716
732.872.2727

Legal Counsel
Greenburg Traurig, PA
5100 Town Center Circle, Suite 400
Boca Raton, FL 33486
561.955.7600

3400 Coral Way

Miami, FL 33145

305.421.6800

panamericanbank.com

PANAMERICAN BANK LOCATIONS


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1. Main Office
3400 Coral Way
Miami, FL 33145
305.421.6800
305.442.0642 Fax

2. Hollywood Office
3475 Sheridan Street
Hollywood, FL 33021
954.985.3900
954.961.6883 Fax

3. Boca Raton Office
1200 North Federal Hwy.
Suite 111-A
Boca Raton, FL 33432
561.447.7575
561.447.7585 Fax

4. Grovegate Office
2770 SW 27th Avenue
Coconut Grove, FL 33133
305.448.6888
305.448.1275 Fax

5. Calle Ocho Office
2800 SW 8th Street
Miami, FL 33135
305.421.6852
305.642.6617 Fax

6. West Dade Office
2500 NW 97th Avenue
Miami, FL 33172
305.477.4853
305.477.5827 Fax

7. Boynton Beach Office
3501 Boynton Beach Blvd.
Boynton Beach, FL 33436
561.732.6625
561.732.6592 Fax